EXHIBIT 2
                                                                       ---------



                        THE DESCARTES SYSTEMS GROUP INC.



                               2002 ANNUAL REPORT










                                   [GRAPHIC]










Trusted Solutions for

LOGISTICS

2       Message to Shareholders
6       Global Visibility and Inventory Control
9       Global Logistics Services Network(TM)
10      Routing and Scheduling
13      Multimodal Transportation Management
14      Carrier Contract and Shipment Management
17      Management's Discussion and Analysis
36      Management's Report
37      Independent Auditors' Report
38      Consolidated Financial Statements
56      Board of Directors and Executive Officers
56      Corporate Information and Corporate Offices


--------------------------------------------------------------------------------

HIGHLIGHTS: 1998-2002
(in millions of US dollars, except per share amounts)

                                    ---------------------    ---------     ---------     ---------     ---------     ---------
                                    Year Ended January 31     FY 2002       FY 2001       FY 2000       FY 1999       FY 1998
                                    ---------------------    ---------     ---------     ---------     ---------     ---------
Total revenues                                                    79.5          66.6          43.7          48.8          23.0
US GAAP-based earnings (loss)                                    (58.7)        (31.6)        (21.8)        (25.9)        (36.9)
Adjusted earnings (loss) *                                        (3.7)          1.8         (20.2)         (1.0)        (1.16)
US GAAP-based earnings (loss) per share                          (1.15)        (0.72)        (0.59)        (0.79)        (3.25)
Adjusted earnings (loss) per share *                             (0.07)         0.04         (0.55)        (0.03)        (0.14)
Weighted average shares outstanding (thousands)                 50,858        44,218        36,712        32,932        11,381
Cash, cash equivalents and investments                           201.0         231.9          57.0          25.7          35.8
Total shareholders' equity                                       295.6         300.5          75.7          47.2          50.0
Total employees                                                    636           515           490           474           294
Total quota carrying sales reps                                     57            55            37            36    Not available
Total research and development employees                           175           149           132           130            74
                                                             =========     =========     =========     =========     =========

* Earnings (loss) as prescribed by US Generally Accepted Accounting Principles ("US GAAP") have been adjusted to exclude items that represent acquisition-related expenses and other one-time and non-recurring charges. Adjusted earnings (loss) do not have any standardized meaning prescribed by US GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. For a further analysis of items excluded from the US GAAP-based earnings (loss), reference should be made to a tabular reconciliation provided in the Management's Discussion and Analysis.


Revenue Growth
US$ millions

23.0            48.8            43.7            66.6            79.5
98              99              00              01              02


Network Revenue Growth
US$ millions
                                0.5             19.8            35.1
98              99              00              01              02


2002 Total Revenues by Type
45% Network
40% Licenses
15% Services

Trusted solutions for
LOGISTICS


The market is demanding technologies that deliver rapid benefit and concrete solutions to business problems. Across industries, companies are attempting to slash excess inventory to improve profitability. At the same time, their customers are requiring more responsive and reliable delivery. This is driving a growing market for logistics solutions. Established in 1981, Descartes delivers proven solutions to companies that use or provide transportation services. A logistics innovator, Descartes helps ensure operations are not simply efficient -but flexible, reliable and responsive. Its technologies are designed to support global operations, and its reach reflects this, with customers in over 60 countries and across six continents leveraging a worldwide infrastructure. Descartes' singular focus on logistics has established its reputation as a trusted provider of pragmatic solutions to real-world challenges.

MESSAGE TO SHAREHOLDERS

This has been a challenging year, one requiring decisive action and focused execution. Due to macro-economic factors, technology buyers have become more conservative, often delaying capital expenditures. Descartes has responded by realigning go-to-market strategies to improve the delivery of trusted solutions for logistics-practical solutions for a pragmatic market. Over the past year, we have achieved solid growth of our customer base across verticals and geographies by bringing on new clients as well as cross-selling solutions into our strong installed base.

I am proud of the accomplishments of our team and remain excited about the future of our Company, our market, and our ability to deliver unique value to our customers. In the past three years, we have invested heavily to build a solid foundation for our Company. Over $70 million has been invested in the Global Logistics Services Network(TM)(GLSN) -a scalable and secure global infrastructure. This investment has created a significant barrier to entry for competition. The market for network-based logistics is emerging, but growing rapidly. We are now poised to capitalize on the next stage of this industry. The support of our shareholders has enabled this strategy. We are committed to using the foundation we have built to deliver more consistent improvement in shareholder value.

A YEAR IN REVIEW
In 1998, we began to execute against our vision for network-based logistics solutions - improving coordination between trading partners while reducing customers' logistics costs. In support of this vision, we launched network solutions, introduced a transaction revenue model, and enhanced the depth of our management team. We are confident that the efforts of fiscal 2002, a period in which we were one of the few companies in our industry to achieve revenue growth for a third consecutive year, will position us for long-term growth and the creation of sustainable customer and shareholder value.

We have seen increased usage of our network due to our installed base, strategic acquisitions, and deeper penetration into additional industry verticals. In particular, we gained traction with consumer product manufacturers and retailers.

FINANCIAL PERFORMANCE
As a results-oriented company, we experienced year-over-year revenue growth of 19 percent. We also increased network revenue with each quarter this year. With more than $200 million in cash and other liquid assets, our balance sheet is the result of conservative spending, prudent cash management, and focused execution. We quickly responded to market dynamics by reducing our expenses by approximately 13 percent over the third and fourth quarters. Over the last five years, we have realized a compound annual revenue growth rate of 58 percent.

SOLUTION MILESTONES
During the year, ARC Advisory Group, a top industry research firm, named Descartes a pioneer and market leader for logistics solutions. This is a


1981: Founded as a custom software developer.
1986: Built inventory and financial settlement system.
1990: In sales and distribution systems market, with focus on direct store delivery.
1995: Peter Schwartz named President and CEO of Descartes.
1997: Entered optimization market with acquisition of Roadshow International.
      Peter Schwartz named Chairman and CEO of Descartes.


2 THE DESCARTES SYSTEMS GROUP INC.

"We believe in listening to our market - both stated needs and unexpressed challenges. And it is for this reason that we dedicated much of this report to customer stories. Because by delivering value to our users, we also deliver value to our shareholders."
                                        Peter Schwartz, Chairman and Co-CEO


reflection of our focused efforts in this space. For example, we have invested over ten years working with clients on the use of wireless technologies. Our customers have embraced our open standard-any network, any device. The completion of our new operations center caps off a three-year investment in network-based solutions. This underscores our commitment to the vision of delivering trusted solutions for logistics.

We enhanced our solutions and invested in our future with R&D investments totaling 32 percent of revenues. This included the launch of Fleetwise(TM). Extending our leadership in routing and scheduling, Fleetwise(TM) improves the coordination of "last mile" deliveries. In addition, four strategic acquisitions were completed this year. Together, we offer a portfolio spanning the spectrum of modes (air, ocean, rail and truck) and industry verticals.

MARKET POTENTIAL
While many technology sectors have struggled to gain buyer interest, the market continues to look for solutions to improve operational efficiency. The logistics process is rife with inefficiencies. Global logistics costs represent more than 10 percent of the world's GNP.1 And despite attempts to slash supply chain costs, nearly half of North American companies saw logistics costs increase by more than 11 percent in 2001.2 As a result, logistics is growing in awareness as an important market opportunity.

LOOKING AHEAD
Our growth reflects three years of effort across product development, network-based solution deployment, and organizational alignment. With the building blocks in place, I am very pleased to welcome Manuel Pietra as Co-Chief Executive Officer and President to accelerate the execution of our vision. Already an energizing force, Manuel has taken a leadership role in developing a new pricing model for our network-based solutions that will increase revenue predictability and in realigning our global sales force to be closer to customers and prospects. The new pricing model implemented in the first quarter of fiscal 2003 eliminates licenses for network-based services and focuses on generating recurring revenues. This marks the final stage of an evolution in the way Descartes sells network services which, in fiscal 2002, generated 70 percent of total revenues.

We remain very focused on driving value for our customers. We have invested in our organization, applications and the network to align Descartes with the way companies want to buy logistics solutions. We feel that we are now uniquely positioned to address complex global logistics challenges.

Thank you for your continuing support as we move forward in this exciting market.

                                                         Peter Schwartz (SIGNED)
                                                         Chairman and Co-CEO

1 Michigan State University, Department of Marketing and Supply Chain Management 2 Establish Inc./Herbert W. Davis and Company


1998: IPO on Toronto Stock Exchange. Launched network-based services strategy with acquisition of Calixon.
1999: IPO on Nasdaq. Named one of Canada's Fastest Growing Technology Companies
      by Deloitte & Touche.
2000: Expanded network services offering and reach of network through acquisitions of E-Transport Inc. and the transportation services vertical of BCE Emergis Inc.
2001: Network continued to expand through organic growth and acquisitions including Centricity and TranSettlements. More than 5,000 companies connected to network.
2002: Nears $80 million in revenues. Manuel Pietra named Co-CEO and President.
      Employee count: 636.

                                              THE DESCARTES SYSTEMS GROUP INC. 3

LOGISTICS is Descartes' MISSION


DESCARTES' SOLUTIONS DRIVE OPERATIONAL EFFICIENCY, ACCELERATE ORDER CYCLE TIMES AND HEIGHTEN RESPONSIVENESS TO CUSTOMER NEEDS.

Companies must tightly align with their providers of transportation services-whether air, ocean, truck or rail carriers. Only then can manufacturers, distributors and retailers track inventory, accurately determine costs, or give real-time arrival estimates to customers. But logistics management is costly, representing nearly 35 percent of the cost of goods sold in many industries.3 To address these issues, Descartes supports a portfolio of applications that enable end-to-end shipment management, supply chain visibility, logistics messaging, "last mile" delivery optimization, and carrier contract management. The Company is uniquely positioned with expertise across transportation modes, reflecting the realities of global transit today.

These solutions form the foundation of Descartes' application suites. But the challenge of moving inventory in a global supply chain does not exist within the four walls of the enterprise. Instead, real-world market complexity can only be managed through active participation with trading partners. For this reason, Descartes encircles these offerings with two connectivity solutions.


3 Forrester Research, Inc.



                                    [GRAPHIC]




From optimized contract negotiation to shipment management, asset planning to financial settlement, Descartes delivers value at every step of the logistics cycle. Enhanced with wireless techniques, these solutions reflect Descartes' unequaled expertise.

4 THE DESCARTES SYSTEMS GROUP INC.

OPERATIONAL HIGHLIGHTS


CONSISTENT GROWTH:
Operationally, Descartes enjoyed strong top-line performance with its third straight year of revenue growth. Total revenues of $79.5 million represented a 19 percent gain over the prior year. The Company extended its market presence by driving customer value. Customer wins during the year included Best Buy, Coca-Cola Amatil Australia, CVS, Danzas, Mitsui USA, China Shipping Group and Old Dominion Freight Line.

BALANCE SHEET STRENGTH:
With over $200 million in cash and investments, Descartes is able to leverage emerging markets and technologies. The Company is committed to aggressively building a franchise consistent with how the market wants to buy logistics solutions. Descartes continues to spend prudently while investing strategically in a network-based logistics business. In December, the Company also announced plans to repurchase a portion of its outstanding convertible debentures.

STRATEGIC ACQUISITIONS:
Descartes continues to exploit strategic opportunities within the logistics market. During the year, the Company made two acquisitions to extend network reach: TranSettlements, a leading messaging service, and a majority interest in Tradevision, a European provider of messaging services. Investments were also made to deepen the application suites. Centricity, a transportation software provider, was acquired in July. The purchase of some of the intellectual property and assets from NeoModal was completed in May, adding a unique ocean shipper contract management offering to the portfolio.

DEVELOPMENT INVESTMENT:
Descartes also accelerated delivery of several solutions. With advanced optimization, the Fleetwise(TM) routing and scheduling suite improves delivery efficiencies through collaboration across dispatchers, customer service centers and drivers. A solution to improve the procure-to-pay process for ocean shipping was piloted, with two major retailers reducing costs up to 15 percent. An ocean carrier solution to speed the proposal-to-signature process by up to 50 percent, driving time-to-cash, was also released in November.

NETWORK-BASED LOGISTICS:
Reflecting the market's demand for affordability, reduced risk, and improved time-to-benefit, network-based revenues were up 77 percent over the prior year. Over 5,000 companies are now connected to Descartes' network. In support of the increased traction, the Company opened a network operating center in Canada, with redundant services in Rotterdam as back-up to help prevent downtime, and points of presence around the world. Well-staffed network services operations ensure round-the-clock support.

================================================================================
GLOBAL VISIBILITY and Inventory Control
================================================================================


"We chose Descartes for its robust offering. They have a proven system already delivering significant results. We also liked that Descartes has the in-house expertise to connect us with our global trading partners. We saw the value in connecting to Descartes' network rather than developing our own, especially since their solution could be used with our existing systems."

                                    Kevin F. Smith, senior vice president of supply chain and logistics for CVS/pharmacy



With revenues over $22 billion, CVS operates the most drugstores in the United States. By increasing visibility to hundreds of suppliers and carriers, they hoped to improve the management of hundreds of thousands of annual deliveries representing approximately 22,000 origin points, attacking inventory levels while improving service. With better knowledge of shipment status, a third-party analysis projected inventory reductions of up to 17 percent a year after enterprise-wide implementation. Only a one-day reduction was needed for CVS to build the solution business case.

Consistent with industry practice, CVS relied on safety stock to protect against outages at its 4,100 stores. "With better information, we can move our product through the pipeline rather than investing our resources in safety inventory," noted Kevin F. Smith of CVS. CVS realized the visibility required to make better decisions could not be obtained with their ERP, warehouse or transportation management applications. Descartes was selected to provide true inter-enterprise connectivity. Other factors leading to the decision were compatibility to a wide range of legacy systems, solution breadth, and scale to integrate with over 4,000 suppliers. They wanted a proven network, not just a critical mass of participants, one that delivers meaningful benefits.

Within six months of selecting Descartes, CVS was connected to over 30 partners. The resulting visibility provides a picture of product movement so planners can proactively view, identify, and correct logistics problems. Profitability improvements are derived both from reduced safety stocks and order cycle times. The network is anticipated to grow to encompass 80 to 90 percent of their inbound volume, providing significant payback from network cost savings and business process improvements.

--------------------------------------------------------------------------------
While other systems provide an application "dashboard," Descartes crosses applications, organizations, geographies, and transportation modes to provide each user secure, customized views of the extended supply chain. Critical events are monitored throughout the network. At-risk moves can be tracked down to a single item, along multi-leg and multi-carrier transport.


6 THE DESCARTES SYSTEMS GROUP INC.

                                     Network
                                   VISIBILITY







                                     [PHOTO]










================================================================================
CVS dispenses more prescriptions than any other retailer. Forty years ago it opened as "Consumer Value Stores," demonstrating a philosophy upheld today. Its industry-leading 4,100 pharmacies serve 55 million customers through retail outlets and an innovative Internet presence.

                                  Connecting to
                                    PARTNERS







                                     [PHOTO]









================================================================================
Minnesota Mining and Manufacturing (3M) is a $16 billion blue-chip company with leading positions in many markets including electronics, industrial, consumer and office, health care and safety. One of only 30 companies in the Dow Jones Industrial Average, their operations span over 60 countries, with customers in nearly 200 countries.

================================================================================
GLOBAL LOGISTICS Services Network(TM)
================================================================================

"Descartes has been an excellent technology partner. We needed to be able to hand off programs and walk away. Their network services have been extremely reliable. And their logistics expertise is unmatched. Their support staff not only know their products but also the intricacies of global transportation."

                                            Andy Croft, eBusiness manager, 3M



With household names like Scotchgard, Post-it, Scotch-Brite, and Scotch, 3M has a long-established reputation for innovation. To support its leadership position, they sought to automate their logistics processes as part of a broader corporate e-commerce initiative. They decided to leverage Descartes since its communication network already included many of their key partners.

Descartes' Global Logistics Services Network(TM) was selected by 3M to connect nearly 100 trading partners for automated transmission of freight payment and shipment tracking information. However, as the program grew, 3M identified some suppliers that were not prepared to participate in their EDI (Electronic Data Interchange) program. Once again, they approached Descartes to determine a cost-effective path for small trading partners, many of whom were not EDI-compliant.

Descartes assumed responsibility for enabling those firms to participate in the initiative. For some, this required a low-technology solution. These vendors access a "webform"-a customized web page which feeds the information necessary for EDI using a basic Internet browser. Descartes then transforms this information, integrating it with 3M's other electronic repositories. In a matter of only four weeks Descartes implemented all of the small transportation providers.

The benefits realized have included all those traditional to an EDI relationship-fewer errors, less manual entry, faster turnaround of information and billing, etc. Most importantly, they have been able to significantly reduce paper-based communications at virtually no cost.




================================================================================
Descartes' GLSN is the market-leading solution for logistics connectivity across global supply chains. Supporting over 5,000 connected companies, it uniquely enables participation no matter what communication protocol, documentation standard, or connectivity technology each partner employs.



                                              THE DESCARTES SYSTEMS GROUP INC. 9

================================================================================
ROUTING and Scheduling
================================================================================

"Descartes allows us to rapidly create an optimized, customer-centric distribution network. Their experience has resulted in technologies designed for the real world, incorporating practical realities to drive benefit. In addition, their advanced techniques provide us a long-term vision for even greater order promising and tighter delivery schedules."

                                    Petr Tomanek, supply chain and logistics manager, Coca-Cola Beverages, Czech Republic



The exclusive bottler in the region, Coca-Cola Beverages, Czech Republic (CCB) supports 35,000 direct retail customers with full distribution services. They manage an extensive network of grocery stores, restaurants and fast food chains, schools and businesses, gas stations, hotels and multiplex cinemas, sports venues, bars, and several other outlet types. CCB takes orders, arranges delivery to the outlets, and stocks their product.

Widely known as an exceptional trade partner, Coca-Cola instituted a worldwide Customer Service Policy to raise the competitive bar. While 80 percent of their customers named CCB their most valued supplier in an independent study (citing quality and reliability of product, employees and delivery), they operate in a challenging business environment. With six warehouses and a dedicated fleet of 80 trucks, 400 cars and a host of contractors, CCB provided a 48-hour turnaround on orders. Route planning is fettered by tight regulatory constraints on mileage and delivery times.

Rising to the challenge, CCB has enjoyed significant results since implementing Descartes' technologies. Customer service levels have jumped with order turnaround time dropping 50 percent. While increasing sales 11 percent, they have attacked operational costs, reducing haulage costs by 10 percent. Through vehicle route optimization, mileage dropped 600,000 km/year, delivery calls declined 500 per delivery day, and cost per carton improved 11 percent. And the benefits have been across many verticals. Cases per delivery stop have jumped from 98 to 145 for Grocery sites, and 35 to 45 for Convenience retail outlets.



================================================================================
First in share, Descartes has maintained its leadership in advanced delivery applications for over 20 years. Clients enjoy more efficient use of assets and better customer service. Integrated wireless enables real-time dispatch and re-sequencing of stops. Digital maps and geo-coding further enhance on-time performance.


10 THE DESCARTES SYSTEMS GROUP INC.

                                   Delivering

                                    ACCURACY

                                       and

                                      SPEED











================================================================================
Founded in 1886, The Coca-Cola Company is the world's leading manufacturer, marketer and distributor of non-alcoholic beverage concentrates and syrups, used to produce more than 230 beverage brands. Coca-Cola Beverages, Czech Republic is the exclusive bottler of these products in the region.

                                Coordination and
                                   EFFICIENCY



















================================================================================
Averitt Express is a full-service transportation and logistics provider. With sales over $500 million, Averitt serves 50,000 direct points in the United States, Canada, Mexico, and the Caribbean, and provides international transportation services to more than 300 international destinations.

================================================================================
MULTIMODAL Transportation Management
================================================================================


"We are impressed not only by the capabilities, but the ease with which it was installed-within 90 days we were actively attacking our cost-to-serve. Using Descartes, we offer improved rates and better service for our customers' transportation dollar. We provide unprecedented access to information in terms of where a shipment is, what is on it, and how much it will cost. And the net-native architecture has enabled a quick return on our technology investment."

                        Dan Singer, Vice President of Averitt Logistics Services




Averitt Express is a full-service transportation and logistics provider serving over 50,000 direct points throughout North America. Averitt Logistics Services is an outsourced service provider that must offer tangible value-added services. Averitt sought to provide streamlined end-to-end transportation management for their customers, such as the Saturn division of General Motors. The system needed to automate carrier selection, shipment tracking and reporting, and assist in tendering and managing loads to their network of over 200 carriers. To support such a broad network, it had to enable communication across mechanisms, including the web, EDI (Electronic Data Interchange) and fax. Further, by improving visibility to in-transit shipments, Averitt sought to enhance their responsiveness to customer needs.

The company recognized that Descartes not only offered the functionality they required, but its web architecture allowed for enhanced customer reach, and offered proven ability to scale to the number of contact points and documents inherent in international transport. The design also required minimal hardware investment. Other keys to their selection were real-time visibility to inventory positions, rapid installation and deployment, and minimal required support.

Averitt and their customers now benefit from automated routing and carrier selection, electronic tendering, and real-time shipment status. Further, the end-to-end process enhancements not only improved information capture and visibility, but also allowed them to manage more business without adding resources. Customer satisfaction is up, and they have had a direct impact on their bottom line. Averitt and Saturn were deriving benefit in just 90 days.



================================================================================
This innovative, integrated suite addresses the breadth of issues involved in managing inbound and outbound transportation across transportation modes and trading partners, enabling identification of and execution against the best carrier and rate combination. Designed for the Internet, its net-native architecture improves time-to-benefit.


                                             THE DESCARTES SYSTEMS GROUP INC. 13

================================================================================
CARRIER CONTRACT and Shipment Management
================================================================================


"Following deregulation, we needed to empower our global organization to quickly and accurately submit quotations. Descartes' relationships with the major carriers made the decision a simple one. By using Descartes we are able to provide our customers high-level services."

                                Werner Stephansky, manager of corporate customer service and e-commerce, Senator Lines GmbH



A top 20 ocean carrier, Senator Lines GmbH moves over one million TEU (Twenty-Foot Equivalent Units) annually, connecting four continents in a truly global operation. To support the internal process for service contract rating, Senator Lines needed a means of automation for faster turnaround and better accuracy. Senator Lines sought to outsource the processes required to produce and manage hundreds of pages of shipment documentation needed for international transport.

Descartes was selected to help create a differentiated offering for the cumbersome, detailed process of contract pricing. With a long history of working with ocean customers, Descartes offered the level of service Senator Lines required to maintain the reputation of their own brand. By relying on Descartes to manage their contracts, Senator Lines can focus on their core competencies, providing high-level services to their clients.

Descartes' solutions are used throughout the Senator Lines organization. Customer Service automatically incorporates point of origin and destination, current exchange rates, and all surcharges (such as special handling fees, contract-specific rates, and commodity-specific tariffs) into bottom-line quotes. Not only are the results more accurate, the rapid response enables virtually instantaneous support. The Pricing Department leverages the same applications to ensure optimized pricing strategies across contracts. Archived information is maintained for customer retrieval, providing for both regulatory compliance and a self-service tool. Senator Lines' customers can check inland rates, search open tariffs and rate possible shipments-a differentiated value-added service.



================================================================================
Descartes has supported leading global carriers for over 15 years. These mission critical applications facilitate end-to-end contract management, rate retrieval, and bottom-line contract pricing including all applicable surcharges. Supporting 20 of the top ocean carriers, functionality is enhanced by integrated access to a robust rate and tariff database.


14 THE DESCARTES SYSTEMS GROUP INC.

                                    PRECISION

                                 in Performance











================================================================================
Founded in 1986, German-based Senator Lines maintains a fleet of 36 charted vessels to support a truly global network. Representing an annual volume of over 1 million TEU and a turnover of US$1.4 billion, Senator is a top 20 global ocean carrier.

"The overall leader, Descartes Systems Group, was the pioneer and market maker in supply chain process management space. Descartes has been more successful employing a recurring revenue model than any other supply chain company. Descartes' solution is particularly strong in tracking inventory in motion and providing decision support for problems stemming from exception situations in transportation lanes."

                                           ARC Advisory Group, Supply Chain
                                           Process Management Report, April 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of The Descartes Systems Group Inc. ("Descartes" or the "Company") appearing elsewhere in this Annual Report. The Company prepares and files its Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in United States ("US") dollars and in accordance with US Generally Accepted Accounting Principles ("US GAAP"). The Company also prepares and files its Consolidated Financial Statements and MD&A in accordance with Canadian Generally Accepted Accounting Principles, in US dollars, which are mailed to all Canadian shareholders and are made available to US shareholders. All dollar amounts are in US currency, unless otherwise indicated.

OVERVIEW
Descartes develops, markets, implements and supports software and network-based solutions for logistics management. Descartes has significant experience in providing integrated network services and software applications to manage the end-to-end supply chain. The Company's history of serving industries with short order-to-fulfillment cycles has allowed it to develop significant expertise regarding the requirements of logistics and to design solutions that address the specific needs of enterprises seeking to increase the efficiency and speed, and reduce the costs, of their logistics operations.
     The logistics process is made up of manufacturers, distributors, retailers and transportation service providers. Descartes' technologies enable each of these parties across industries and modes to better manage the movement of goods and related information.
     Descartes has four application suites: (i) Global Visibility and Inventory Control; (ii) Multimodal Transportation Management; (iii) Routing and Scheduling; and (iv) Carrier Contract and Shipment Management. Used in concert or independently, these applications permit users to cut operational costs and improve customer service.
     Collectively, these applications allow users to monitor movement of goods with user-enabled status and event notifications; manage carrier and rate combinations for all shipments across applicable modes of transportation; efficiently route private or dedicated fleets and schedule delivery times; and manage complex ocean carrier rates and service contracts.
     These applications can interoperate with Descartes' Global Logistics Services Network(TM) ("GLSN")-a network that connects companies with their trading partners, letting them share real-time information about orders, inventory and supply chain events. Across various modes of transportation, Descartes' GLSN securely registers, connects and manages participants, while maintaining the integrity of these relationships and handling multiple communication and data standards.

RESULTS OF OPERATIONS
The following table sets forth, for the years indicated, the results of operations of the Company in millions of US dollars (except per share and weighted average share amounts):

=======================================================================================================
                                             YEAR ENDED      JANUARY 31,     JANUARY 31,     JANUARY 31,
                                                                2002            2001            2000
                                             ----------      ----------      ----------      ----------
Revenues                                                           79.5            66.6            43.7
Cost of Sales                                                     (27.7)          (22.2)          (23.7)
                                                             ----------      ----------      ----------
Gross Margin                                                       51.8            44.4            20.0
Operating Expenses                                                (65.6)          (47.8)          (41.1)
                                                             ----------      ----------      ----------
Net Margin                                                        (13.8)           (3.4)          (21.1)
Acquisition-Related Expenses                                      (46.9)          (33.2)           (1.4)
Restructuring Cost                                                 (4.0)             --              --
Loss from Operations                                              (64.7)          (36.6)          (22.5)
Investment Income Net of Interest Expense                           5.7             5.3             0.7
                                                             ----------      ----------      ----------
Loss before Income Taxes and Extraordinary Item (59.0)            (31.3)          (21.8)
Income Taxes                                                       (0.1)           (0.3)             --
                                                             ----------      ----------      ----------
Loss before Extraordinary Item                                    (59.1)          (31.6)          (21.8)
Extraordinary Item                                                  0.4              --              --
                                                             ==========      ==========      ==========
Loss                                                              (58.7)          (31.6)          (21.8)
                                                             ==========      ==========      ==========
Loss Per Share before Extraordinary Item
    Basic and Diluted                                             (1.16)          (0.72)          (0.59)
                                                             ==========      ==========      ==========
Loss Per Share after Extraordinary Item
    Basic and Diluted                                             (1.15)          (0.72)          (0.59)
                                                             ==========      ==========      ==========
Weighted Average Shares Outstanding (millions)
    Basic and Diluted                                              50.9            44.2            36.7
                                                             ==========      ==========      ==========



                                             THE DESCARTES SYSTEMS GROUP INC. 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     For the year ended January 31, 2002, the Company recorded a loss of $58.7 million, or $1.15 per share, compared with losses of $31.6 million (72 cents per share), and $21.8 million (59 cents per share), recorded in fiscal years 2001 and 2000, respectively. In comparison with the last fiscal year, a 17 percent increase in gross margin was more than offset by increased operating and acquisition-related expenses. The results for fiscal 2002 also reflect a charge of $3.5 million for doubtful accounts and a restructuring cost of $4.0 million. In fiscal 2001, operating margins and investment income levels that were significantly improved over the prior fiscal year were more than offset by higher acquisition-related expenses.
     In order to provide an operational comparison of the results for the past three fiscal years, the following table excludes from the Company's US GAAP-based loss the effect of acquisition-related expenses (amortization and write-off of acquired intangibles and purchased in-process research and development costs) and other one-time and non-recurring charges (in millions of US dollars except per share and weighted average share amounts):

=======================================================================================================
ADJUSTED EARNINGS (LOSS)                     Year Ended      January 31,     January 31,     January 31,
                                                                2002            2001            2000
                                             ----------      ----------      ----------      ----------
LOSS AS REPORTED UNDER US GAAP                                    (58.7)          (31.6)          (21.8)
Adjustments:
Amortization of Intangibles(1)                                     32.6            14.2             1.4
Write-Down of Long-term Investments(1)                              9.8              --              --
Purchased In-Process Research and Development(1)                    4.5            19.0              --
Amortization of Deferred Compensation(1)                            1.0             0.2             0.2
Special Reserve for Doubtful Accounts(2)                            3.5              --              --
Restructuring Cost(2)                                               4.0              --              --
Extraordinary Item(2)                                              (0.4)             --              --
                                                             ----------      ----------      ----------
EARNINGS (LOSS) AS ADJUSTED(3)                                     (3.7)            1.8           (20.2)
                                                             ----------      ----------      ----------
EARNINGS (LOSS) PER SHARE AS ADJUSTED
    Basic and Diluted                                             (0.07)           0.04           (0.55)
                                                             ----------      ----------      ----------
WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic (millions)                                               50.9            44.2            36.7
    Diluted (millions)                                             50.9            46.3            36.7
                                                             ==========      ==========      ==========

Notes:

1 Earnings (loss) as prescribed by US GAAP have been adjusted by these items as they represent acquisition-related charges which vary substantially from period to period due to the Company's acquisition activities as well as its impairment assessments.
2 Earnings (loss) as prescribed by US GAAP have been adjusted by these items as they represent one-time and non-recurring charges.
3 Adjusted earnings (loss) do not have any standardized meaning prescribed by US GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

     The adjusted results for fiscal 2002 reflect a loss of $3.7 million, or 7 cents per share, compared with adjusted earnings of $1.8 million, or 4 cents per share, in fiscal 2001. With operating margins similar to those of fiscal 2001, fiscal 2002 saw earnings decline due to an erosion in the revenue growth rates resulting from the global adverse economic conditions without a similar decline in operating expenses. The operating results in the past two fiscal years reflect a significant improvement from fiscal 2000 with an adjusted loss of $20.2 million, or 55 cents per share. This improvement was due to higher operating margins and increased investment income levels.

CRITICAL ACCOUNTING POLICIES
The Company's most critical accounting policy is the Revenue Recognition Policy. Descartes recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and the US Securities Exchange Commission's Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101").

     Descartes' revenues are generated principally from (i) software licenses that grant customers the right to use the Company's software products, (ii) ongoing network usage fees in the form of transactional and monthly subscription fees, (iii) professional services revenues from a variety of services


18 THE DESCARTES SYSTEMS GROUP INC.

related to the implementation, training in use and support of the Company's software, including project management, consulting and other services, and (iv) maintenance and other revenues, which include revenues associated with annual software maintenance and support services.

     In accordance with SOP 97-2, as amended, revenues derived from multiple element software sale arrangements are recognized in earnings based on the relative fair values of the individual elements. Software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable and no significant production, modification or customization of the software is required and collection is considered probable by management. If the revenue recognition criteria above are not satisfied, amounts received from customers are classified as deferred revenue in the balance sheet until such time as the revenue recognition criteria are met.

     Network-related revenues generally consist of fees arising from the customers processing transactions through the Company's GLSN and are recognized as the transactions occur.

     Service revenues are primarily derived from fees for consulting, implementation and training services related to the Company's logistics solutions and are recognized as the services are performed.

     Maintenance revenues are normally billed in advance and recorded as deferred revenues. Deferred revenue resulting from maintenance contracts is amortized to earnings rateably over the term of the maintenance period.

REVENUES

The following table provides an analysis of revenues (in millions of US dollars and proportion of total revenues) generated over the three-year period ended January 31, 2002 and the percentage change in revenues year over year:

===================================================================================================
                            Year Ended    January 31,            January 31,            January 31,
                                             2002      Change       2001      Change       2000
                            ----------    ----------   ------    ----------   ------    -----------
License and Network                           67.2        29%        52.2       178%        18.8
Percentage of Revenues                         85%                    79%                    43%
                                            ------     ------      ------     ------      ------
Service and Maintenance                       12.3       (14%)       14.2       (36%)       22.1
Percentage of Revenues                         15%                    21%                    51%
                                            ------     ------      ------     ------      ------
Hardware                                         -      (100%)        0.2       (93%)        2.8
Percentage of Revenues                           -                      -                     6%
                                            ------     ------      ------     ------      ------
Total Revenues                                79.5        19%        66.6        52%        43.7
                                            ======     ======      ======     ======      ======

     With the continued strategic shift to license and network revenues that have higher gross margins, total revenues of $79.5 million increased by $12.9 million, or 19 percent, from $66.6 million generated last year and by $35.8 million, or 82 percent, from $43.7 million recorded in fiscal 2000. International revenues, being revenues generated from customers outside North America, primarily in Europe and Asia, amounted to $24.2 million in fiscal 2002 compared with $21.1million and $9.7 million in fiscals 2001 and 2000, respectively. The increase in international revenue is due to higher demand for the Company's products worldwide and the continued efforts to expand globally.

LICENSE AND NETWORK. License and network revenues increased by 29 percent to $67.2 million in the year ended January 31, 2002 from $52.2 million in the year ended January 31, 2001. License and network revenues now constitute 85 percent of total revenues up from 79 percent in fiscal 2001 and 43 percent in fiscal 2000. The dollar increase in license and network revenue is primarily due to continued demand for the Company's products, an increase in the customer base, increased network usage from the Company's customers, and expansion of product offerings through acquisitions and internal development. Partially offsetting these factors, however, was a significant decline in overall economic activity during the final three quarters of fiscal 2002, which negatively impacted the Company's license revenues. In fiscal 2002, revenue from network usage represented approximately 52 percent of license and network revenues compared with approximately 40 percent in 2001 and negligible amounts in 2000. This increase is directly attributable to a continued shift in the Company's business model towards recurring network-based transactional fees and the acquisition of a majority interest in Tradevision AB in December 2001, and the acquisitions of TranSettlements, Inc. in June 2001; the transportation services vertical of BCE Emergis Inc. in December 2000; and E-Transport Incorporated in February 2000; each of which predominantly generates network-based revenues.


                                             THE DESCARTES SYSTEMS GROUP INC. 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SERVICE AND MAINTENANCE. Service and maintenance revenues declined to $12.3 million, representing 15 percent of total revenues, from $14.2 million or 21 percent of total revenues in fiscal 2001. This decrease is due to a continued movement towards a network-based business model that is less service-intensive compared with a primarily software sale-based model which requires more installation and maintenance services. The overall slowdown in economic activity during the final three quarters of fiscal 2002 also had a contributing role in the decline of service and maintenance revenues.

In fiscal 2001, service and maintenance revenues decreased by 36 percent to $14.2 million from $22.1 million recorded in the prior fiscal year. The decrease was primarily due to the spin-off of the Company's legacy direct store delivery operations to Endgame Systems Inc. (formerly DSD Solutions Inc.), which had a higher service revenue component, and the transition to a network-based business model.

HARDWARE. Revenues from the sales of third-party hardware has declined over the three-year period ended January 31, 2002 and is no longer a significant contributor to total revenues. The decline is primarily due to the increased number of sales that do not require accompanying hardware, an increase in customers who source their own hardware and the spin-off of the Company's legacy direct store delivery operations to Endgame Systems Inc.

COSTS OF SALES
The following table provides an analysis of costs of sales (in millions of US dollars) and the related gross margins:

=======================================================================================================
                                             Year Ended      January 31,     January 31,     January 31,
                                                                2002            2001            2000
                                             ----------      ----------      ----------      ----------
License, Network and Hardware
  Revenues                                                         67.2            52.4            21.6
  Costs of Sales                                                  (16.2)          (10.3)           (4.0)
  Gross Margin                                                     51.0            42.1            17.6
  Percentage of Revenues                                             76%             80%             81%
                                                             ----------      ----------      ----------
Service and Maintenance
  Revenues                                                         12.3            14.2            22.1
  Cost of Sales                                                   (11.5)          (11.9)          (19.7)
  Gross Margin                                                      0.8             2.3             2.4
  Percentage of Revenues                                              7%             16%             11%
                                                             ----------      ----------      ----------
Total
  Revenues                                                         79.5            66.6            43.7
  Cost of Sales                                                   (27.7)          (22.2)          (23.7)
  Gross Margin                                                     51.8            44.4            20.0
  Percentage of Revenues                                             65%             67%             46%
                                                             ==========      ==========      ==========

COST OF LICENSE, NETWORK AND HARDWARE SALES. Cost of license, network and hardware sales as a percentage of revenues has increased in fiscal 2002 to 24 percent from 20 percent and 19 percent in the two previous fiscal years, respectively, due to investments made to expand and enhance the global network infrastructure. In addition to internal costs, this cost category consists of costs related to the sales of third-party software, including certain license fees and royalties, and sales of third-party hardware. The change in actual dollar amounts reflects both the change in revenue levels and the increased investment in the network infrastructure as well as incremental network costs from acquisitions made in the past two years.

COST OF SERVICE AND MAINTENANCE SALES. Cost of service and maintenance sales consists primarily of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support. Service and maintenance gross margin as a percentage of service and maintenance revenues declined to 7 percent in fiscal 2002 from 16 percent and 11 percent in the previous two fiscal years, respectively. The lower margins in 2002 reflect the Company's investment in customer installation services and training of network partners with the objective of creating more network traffic. This strategy resulted in increased network revenues in 2002. The decline in dollar amounts is in line with the strategic shift to a network-based revenue model, which is less service and maintenance intensive.


20 THE DESCARTES SYSTEMS GROUP INC.

OPERATING EXPENSES

The following table provides an analysis of the Company's operating expenses (in millions of US dollars and proportion of total revenues) over the three years ended January 31, 2002 and the percentage change in expenses year over year:

===================================================================================================
                            Year Ended    January 31,             January 31,             January 31,
                                             2002       Change       2001       Change       2000
                            ----------    ----------    ------    ----------    ------    ----------
Total Revenues                                 79.5        19%         66.6        52%         43.7
                                          ----------    ------    ----------    ------    ----------
Sales and Marketing                            29.5        28%         23.0        19%         19.3
Percentage of Revenues                           37%                     35%                     44%
                                          ----------    ------    ----------    ------    ----------
Research and Development                       25.4        57%         16.2         8%         15.0
Percentage of Revenues                           32%                     24%                     34%
                                          ----------    ------    ----------    ------    ----------
General and Administrative                     10.7        24%          8.6        26%          6.8
Percentage of Revenues                           13%                     13%                     16%
                                          ----------    ------    ----------    ------    ----------
Total Operating Expenses                       65.6        37%         47.8        16%         41.1
Percentage of Revenues                           82%                     72%                     94%
                                          ==========    ======    ==========    ======    ==========

     Total operating expenses in fiscal 2002 amounted to $65.6 million compared with $47.8 million and $41.1 million incurred in fiscals 2001 and 2000, respectively. As a percentage of revenues, operating expenses increased to 82 percent from 72 percent in fiscal 2001. The increase resulted from lower than expected license revenues since the last month of the second quarter of fiscal 2002. Accordingly, on August 2, 2001, the Company announced its intention to implement a restructuring plan to lower the overall operating cost structure. The plan involved the reduction of 70 positions, or 10 percent of the Company's workforce, across all employee groups, and included certain office consolidations and the write-off of redundant capital assets. The plan resulted in a restructuring cost of approximately $4.0 million in the third quarter, which is shown separately in the statement of operations. Operating expenses in fiscal 2002 also reflect the incremental costs associated with the acquisitions made in the past two years. The higher ratio of operating expenses in fiscal 2000 reflects investments made in building an international infrastructure and moving toward a network-based operating model.

SALES AND MARKETING. Sales and marketing expenses include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing the Company's products and services. Sales and marketing expenses increased by 28 percent to $29.5 million in the year ended January 31, 2002 from $23.0 million in fiscal 2001 and $19.3 million in fiscal 2000. As a percentage of total revenues, sales and marketing expenses were at their highest level in fiscal 2000 primarily due to increased costs associated with building an international sales force and increased marketing efforts to address international and specific vertical markets. The fiscal 2002 expenses also reflect a bad debt charge of $3.5 million primarily related to "dot com" receivables in the second quarter of this fiscal year. Excluding this charge, sales and marketing expenses for fiscal 2002 as a percentage of total revenues would have been 33 percent, a decline from the previous fiscal year.

RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with the Company's research and product development activities. These costs are accounted for in accordance with the provisions of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed." The Company considers that technological feasibility has been established once a working model of a product has been produced and tested. To date, development costs incurred between the completion of a working model and the point where a product is released have been insignificant; thus all research and development costs have been charged to the consolidated statement of operations in the period in which they were incurred.
     Research and development expenses in fiscal 2002 increased by 57 percent compared with fiscal 2001 and 69 percent compared with fiscal 2000 to $25.4 million. The increase is primarily due to the continuation of the Company's investment in its internal product development programs despite a decline in the revenue growth rates, as well as the inclusion of the research and development expenditures of Centricity, Inc. since its acquisition in July 2001.


                                             THE DESCARTES SYSTEMS GROUP INC. 21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. Despite the incremental effect of the Company's acquisitions, general and administrative expenses as a percentage of revenues has remained constant over the last two fiscal years at 13 percent. The effect of the decline in license revenues since the last month of the second quarter of fiscal 2002 as well as the inclusion of general and administrative expenses from the Company's recent acquisitions has been offset by the Company's cost cutting measures.

ACQUISITION-RELATED EXPENSES
Acquisition-related expenses amounted to $46.9 million in fiscal 2002, compared with $33.2 million in fiscal 2001, and $1.4 million in fiscal 2000. These expenses comprise the amortization and write-off of intangibles acquired on business combinations, the write-off of purchased in-process research and development costs in accordance with US GAAP and the write-down of long-term investments. The level of these costs is dependent on the Company's acquisition and investment activities.

AMORTIZATION OF INTANGIBLES. Intangible assets include goodwill, assembled workforce, customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with the acquisitions completed by the Company to date. Generally, these assets are amortized on a straight-line basis over a five-year period. For the fiscal year ended January 31, 2002, the amortization of intangibles amounted to $32.6 million compared with $14.2 million recorded in fiscal 2001 and $1.4 million in fiscal 2000. The increase was attributable to the acquisitions of E-Transport Incorporated, valued at approximately $80 million, in February 2000; TraffiCop, Inc., valued at approximately $16 million, in November 2000; the transportation services-related assets of BCE Emergis Inc., valued at approximately $48 million, in December 2000; certain of the technology assets of NeoModal.com, L.L.C., valued at approximately $5 million, in May 2001; TranSettlements, Inc., valued at approximately $25 million, in June 2001; Centricity, Inc., valued at approximately $24 million, in July 2001; and a majority interest in Tradevision AB, valued at approximately $2 million, in December 2001. As at January 31, 2002, the intangible assets amounted to $141.4 million compared with $119.3 million at January 31, 2001 and $4.9 million at January 31, 2000. Under the transitional requirements of the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives associated with acquisitions completed after June 30, 2001 were not amortized. The affected acquisitions were Centricity, with related goodwill of $10.7 million and Tradename of $1.5 million, and Tradevision, with related goodwill of $3.2 million.

WRITE-DOWN OF LONG-TERM INVESTMENT. During the quarter ended April 30, 2001, management conducted a review of the carrying value of the long-term investments acquired in fiscal 2001. As a result, management recorded a provision of $9.8 million against the carrying values of certain longterm investments, which were considered to be permanently impaired. The impairment resulted from the general market conditions for the technology industry and delays in achieving pre-established product development and revenue growth targets by certain of these investees.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. In accordance with US GAAP, portions of the purchase price allocated to in-process research and development ("IPR&D") assets of the acquired entities are expensed at the time of acquisition. In the second quarter of fiscal 2002, the Company engaged the services of an independent consultant to perform an appraisal of the acquired intangible assets of Centricity. The acquired IPR&D costs of Centricity reflected values assigned to technology which had not reached a feasible stage as of the acquisition date and, other than its intended use, had no alternative future use. Accordingly, the Company recorded a charge of $4.5 million in the second quarter ended July 31, 2001. The value allocated to IPR&D reflected the present value of the projected revenues likely to be generated upon completion of the projects and the beginnings of commercial sale, the related operating expenses and the cost to complete the project. A discount factor of 20 percent was applied, which reflected the time value of invested capital as well as the related technological and market risks.
     In the first quarter of the fiscal year ended January 31, 2001, the Company recorded a special charge of $19.0 million representing the value allocated to IPR&D costs associated with the acquisition of E-Transport Incorporated. The purchased in-process technology included various embedded enhancement and development projects related to rate and shipment information management for moving cargo. At the date of acquisition the projects


22 THE DESCARTES SYSTEMS GROUP INC.

had not reached technological feasibility and therefore the successful development of such projects was uncertain. Significant assumptions used to determine the value of in-process technology included: (i) a forecast of net cash flows that were expected to result from the development effort;

(ii) an estimate that the projects were approximately 50 percent to 75 percent complete; and (iii) a discount rate of approximately 20 percent.

     In order for the Company to realize the benefits of the successful acquisitions, acquired assets and technologies must be integrated quickly into its global logistics solutions as enhancements of existing technology or as part of a larger platform. It is the Company's normal practice to begin the integration of acquired technologies following the closing of a transaction. As such, the Company does not specifically track revenues generated from completed IPR&D projects of acquired businesses subsequent to the closing and integration of such acquired businesses.

RESTRUCTURING COST
On August 2, 2001, due to the deterioration of global economic conditions, the Company announced its intention to implement a restructuring plan to lower the overall operating cost structure. The restructuring plan included a worldwide workforce reduction and the consolidation of excess office facilities.
     The workforce reduction program involved the reduction of 70 positions, or 10 percent of the Company's workforce, across all business functions and geographic locations. The Company recorded a workforce reduction charge of $2.1 million related to severance and other payroll benefits of which $1.7 million has been paid as of January 31, 2002.
     The Company recorded a restructuring charge of $1.9 million relating to the consolidation of excess office facilities and equipment. The closure or consolidation of office facilities comprised lease termination and non-cancellable lease costs of which $0.4 million has been paid as at January 31, 2002.
     The Company expects to complete its restructuring plan during fiscal 2003. The activities of the restructuring plan (in millions of US dollars) are summarized as follows:

=============================================================================================================
                                                                                    Restructuring Liabilities
                               Total Charge    Non-Cash Charges    Cash Payments     as at January 31, 2002
                               ------------    ----------------    -------------    -------------------------
Workforce Reduction                 2.1                -               (1.7)                    0.4
Consolidation of Excess
  Facilities and Equipment          1.9             (0.1)              (0.4)                    1.4
                                ----------       ----------         ----------              ----------
Total                               4.0             (0.1)              (2.1)                    1.8
                                ==========       ==========         ==========              ==========

INVESTMENT INCOME NET OF INTEREST EXPENSE
Investment income net of interest expense amounted to $5.7 million in fiscal 2002 compared with $5.3 million in fiscal 2001 and $0.7 million in fiscal 2000. These increases are attributable to the investment of proceeds from the equity offering completed in October 2000 and from the offering of 5.50 percent convertible debentures issued in June 2000, offset partially by interest accrued on the convertible debentures and a decline in investment yields. The investment income recorded in fiscal 2002 also includes a $0.8 million gain on the sale of certain marketable debt securities in the third and fourth quarters which did not meet the credit rating and maturity terms permitted under amendments to the Company's Investment Policy Guidelines approved by the Board of Directors in the third quarter. Subject to such Guidelines, the marketable debt securities acquired by the Company are intended to be held until maturity.
     On December 28, 2001, the Company purchased for cancellation $1.5 million principal amount of its convertible debentures over the Toronto Stock Exchange. This purchase for cancellation resulted in a gain of $0.4 million which has been shown as an extraordinary item in the statement of operations. It is the Company's intention, subject to market conditions, to continue to purchase up to 10 percent of the original principal amount of the debentures (including the December 28, 2001 purchase), during the fiscal year ending January 31, 2003.


                                             THE DESCARTES SYSTEMS GROUP INC. 23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


QUARTERLY OPERATING RESULTS
The following table provides an analysis of the Company's operating results (in millions of US dollars, except per share and weighted average share amounts) for each of the quarters ended on the dates indicated:

===================================================================================================================================
                       Quarter Ended   January 31,  October 31,  July 31,  April 30,  January 31,  October 31,  July 31,  April 30,
                                          2002         2001        2001      2001        2001         2000        2000      2000
                                       ----------   ----------   -------   --------   ----------   ----------   -------   --------
Revenues                                  18.1         18.2        19.8      23.4        21.0         17.4        14.6       13.6
Gross Margin                              10.8         11.3        12.9      16.8        15.0         11.8         9.6        8.0
Loss as Reported Under US GAAP1          (11.2)       (15.6)      (19.6)    (12.3)       (0.8)        (2.8)       (4.5)     (23.5)
Earnings (Loss) as Adjusted 2,3           (2.7)        (2.8)       (2.7)      4.5         3.9          0.8        (0.9)      (2.0)
Loss per Share as Reported
  Under US GAAP
    Basic and Diluted                    (0.22)       (0.30)      (0.39)    (0.25)      (0.02)       (0.06)      (0.10)     (0.56)
Earnings (Loss) per Share as Adjusted
    Basic and Diluted                    (0.05)       (0.05)      (0.05)     0.09        0.08         0.02       (0.02)     (0.05)
Weighted Average Shares
  Outstanding (thousands)
    Basic                               52,180       52,140      50,231    48,815      47,833       43,821      43,322     41,846
    Diluted                             52,180       52,140      50,231    50,482      49,666       46,201      43,322     41,846
                                       ========     ========    ========  ========    ========     ========    ========   ========

Notes:
1 After an extraordinary item of $0.4 million representing the gain on purchase of convertible debentures in the quarter ended January 31, 2002.
2 Earnings (loss) as prescribed by US GAAP have been adjusted to exclude acquisition-related items (amortization of intangibles, purchased in-process research and development and amortization of deferred compensation), write-down of long-term investments, one-time and non-recurring charges (special reserve for doubtful accounts and restructuring cost) and the extraordinary item. These items are excluded for operational comparability as they represent acquisition-related charges which vary substantially from period to period due to the Company's acquisition activities as well as its impairment assessments and other special charges which are non-recurring and one-time in nature.
3 Adjusted earnings (loss) do not have any standardized meaning prescribed by US GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.


24 THE DESCARTES SYSTEMS GROUP INC.

LIQUIDITY AND CAPITAL RESOURCES
With $201.0 million in cash, commercial paper and marketable debt securities, a $10.8 million surplus of non-cash working capital and $5.2 million in unutilized lines of credit, the Company has sufficient liquidity for the foreseeable future to meet its operating requirements and to finance its growth strategies through internal product developments and market expansions as well as through acquisitions.
     The major cash flow components (in millions of US dollars) are listed below:

=======================================================================================================
                                               Year Ended    January 31,     January 31,     January 31,
                                                                2002            2001            2000
                                                             ----------      ----------      ----------
Loss                                                              (58.7)          (31.6)          (21.8)
Adjustments to reconcile loss to cash provided
  by (used in) operating activities                                56.7            37.0             4.2
Changes in operating assets and liabilities                       (13.6)          (12.4)            2.0
                                                             ----------      ----------      ----------
Cash used in operating activities                                 (15.6)           (7.0)          (15.6)
Additions to capital assets                                        (5.4)           (4.3)           (2.5)
Proceeds from disposal of assets                                      -             8.9               -
Purchase of long-term investments                                  (1.8)           (4.8)              -
Acquisition of subsidiaries, net of cash acquired                  (9.5)          (16.6)           (0.1)
Payment of bank indebtedness                                          -               -            (3.1)
Proceeds from convertible debentures                                  -            71.5               -
Purchase of convertible debentures                                 (1.1)              -               -
Issuance of common shares                                           2.5           127.2            49.4
                                                             ----------      ----------      ----------
Net change in cash, cash equivalents and marketable
  debt securities                                                 (30.9)          174.9            28.1
Cash, cash equivalents and marketable debt securities at
  beginning of year                                               231.9            57.0            28.9
                                                             ----------      ----------      ----------
Cash, cash equivalents and marketable debt securities at
  end of year                                                     201.0           231.9            57.0
                                                             ----------      ----------      ----------

CASH USED IN OPERATING ACTIVITIES. In fiscal 2002, cash from operations of $2.0 million was more than offset by working capital requirements. In fiscal 2001, a positive cash contribution of $5.4 million from operations was also more than offset by working capital requirements of $12.4 million. In fiscal 2000, cash used in operations of $17.6 million was partially offset by lower working capital requirements resulting in cash used in operating activities of $15.6 million.

ADDITIONS TO CAPITAL ASSETS. The purchases of capital assets represent investments that the Company makes in computing equipment and software to support its increase in personnel, and the building of a global infrastructure to integrate previous acquisitions.

PROCEEDS FROM DISPOSAL OF ASSETS. In April 2000, the Company announced the completion of a transaction for the creation of DSD Solutions Inc. (subsequently renamed Endgame Systems Inc.), a new, privately held direct store delivery ("DSD") solutions vendor focused on providing enterprise software and services to the DSD marketplace. Under the terms of the deal, the Company contributed its DSD-focused technology and certain customer contracts, together with approximately 160 employees who joined Endgame Systems. In exchange, the Company received $8.9 million, an ongoing royalty on sales of the transferred technology, an approximate 20 percent interest in Endgame Systems and an option to acquire an additional 20 percent.

PURCHASE OF LONG-TERM INVESTMENTS. In December 2000, the Company acquired a minority position in Sameday.com, Inc. for a cash consideration of $2.5 million. Sameday provides Internet-based supply chain management technology.
     In November 2000, in connection with the acquisition of TraffiCop, Inc., the Company made a commitment to invest $3.0 million in two companies that were spun off from TraffiCop. As at January 31, 2002, the entire committed amount has been invested in these companies.
     In September 2000, the Company invested $2.5 million in Maptuit Corporation by way of $0.5 million in cash and the issuance of 39,526 shares valued at $2.0 million. Maptuit is a provider of wireline and wireless Internet-based location services for maps, directions and points of interest.
     In June 2000, in conjunction with the licensing of its solutions to LM Solutions, the Company took a minority position in LM Solutions valued at $5.0 million. LM Solutions is an online food retailer based in the United Kingdom.


                                             THE DESCARTES SYSTEMS GROUP INC. 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITIONS. During the three fiscal years ended January 31, 2002, the Company has undertaken a focused acquisition strategy designed to complement and enhance the Company's product offering and its distribution capabilities. Pursuant to this strategy, the Company completed a series of acquisitions including the acquisition of Centricity, Inc., TranSettlements, Inc., certain technology assets of NeoModal.com, L.L.C. and a 70 percent interest in Tradevision AB in fiscal 2002, and the transportation services vertical of BCE Emergis Inc., TraffiCop, Inc. and E-Transport Incorporated in fiscal 2001.
     In December 2001, in a cash transaction, the Company acquired from Nocom AB, an information technology company headquartered in Sweden, Nocom's 70 percent ownership interest in Tradevision AB, a European provider of global connectivity and value-added software solutions for transportation logistics, also headquartered in Sweden. In addition, the Company assumed Tradevision's indebtedness to Nocom, which amounted to $1.3 million. The Company also issued 105,000 stock options to the employees of Tradevision. In a separate agreement entered into with the non-controlling shareholder of Tradevision, the Company agreed to make available to Tradevision loans and financing guarantees of up to $2.1 million. As at January 31, 2002, the amounts advanced amounted to $0.3 million.
     In July 2001, the Company issued, in a private placement, 1,311,205 common shares and granted 208,107 stock options, valued collectively at approximately $24 million, and cancelled a note receivable of $350,000 in exchange for 100 percent of the outstanding shares and stock options of Centricity, Inc., a privately held Atlanta, Georgia company specializing in ground transportation and optimization solutions.
     In June 2001, the Company announced that it had expanded its messaging services available over the GLSN with the completion of the acquisition of TranSettlements, Inc. of Atlanta, Georgia. TranSettlements is a leading provider of logistics network messaging services for the North American ground transportation industry. The acquisition was completed by a private placement of 1,534,964 common shares and issuance of 176,859 stock options, valued collectively at approximately $25 million, in exchange for all of the outstanding shares of TranSettlements.
     In May 2001, under an asset purchase agreement, the Company acquired certain of the technology assets of NeoModal.com, L.L.C., a Delaware limited liability company, which developed, marketed and supported a suite of Internet-based logistics products for the global transportation industry. The acquisition, which also included the transfer of certain NeoModal employees to Descartes, was completed by a private placement of 50,030 shares valued at approximately $1 million, payment of cash of approximately $3.2 million, cancellation of a note receivable from NeoModal of $900,000 and the issuance of 99,750 stock options.
     In December 2000, in connection with the acquisition of the transportation services vertical of BCE Emergis Inc., the Company paid cash totaling approximately $16.4 million (excluding acquisition costs), issued 1,388,000 shares valued at $32 million in a private placement and granted 25,850 stock options. The acquisition expanded the Company's air cargo handling capabilities and added new air courier and freight forwarders to the Company's GLSN.
     In November 2000, the Company issued 549,945 common shares in a private placement, valued at approximately $15.6 million, to acquire 100 percent of the outstanding shares of TraffiCop, Inc, an e-commerce shipping and logistics service provider.
     In February 2000, the Company issued 2,231,336 common shares in a private placement and granted 146,070 stock options, valued collectively at approximately $80 million, in exchange for 100 percent of the outstanding shares of E-Transport Incorporated, a privately held Pittsburgh, Pennsylvaniabased company specializing in hosted software and logistics exchange solutions for the multimodal ocean transportation markets. E-Transport's software solutions include transportation exchange solutions and Web-based applications for negotiating contracts and checking rates. The acquisition brought critical mass to the Company's GLSN and improved its ability to offer a complete logistics solution that incorporates ocean and multimodal capabilities.

BANK INDEBTEDNESS. The Company has an operating line of credit of Canadian $3.5 million ($2.2 million) in Canada. Borrowings under this facility bear interest at prime (3.75 percent per annum at January 31, 2002), are due on demand and are secured by a general assignment of inventory and accounts receivable. A US subsidiary of the Company has an operating line of credit of $3.5 million with a Canadian chartered bank. Borrowings under this facility bear interest at prime plus 1 percent per annum (5.75 percent per annum at January 31, 2002), are due on demand and are secured by a guarantee of the Company. As at January 31, 2002, the Company had issued a letter of credit with a balance outstanding of $1.1million, which reduced the available operating line of credit by a corresponding amount. A Netherlands subsidiary of the Company has an operating line of credit of Guilders


26 THE DESCARTES SYSTEMS GROUP INC.

1.3 million ($0.6 million) with a Netherlands chartered bank. Borrowings under this facility bear interest at prime plus 2 percent per annum (6 percent per annum at January 31, 2002), are due on demand and are secured by a guarantee of the Company and its Canadian bankers. As at January 31, 2002, there were no balances outstanding under the Company's operating lines of credit. The prime rate used to determine interest charges on each line of credit is the prime rate of the lender in the country of borrowing.

CONVERTIBLE DEBENTURES. On June 30, 2000, the Company issued $75 million aggregate principal amount of 5.50 percent convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was qualified in Canada by a short form prospectus dated June 26, 2000 and was exempt from registration under US law. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30 and December 30 of each year, the first payment having been made on December 30, 2000. Issuance costs of $3.5 million are shown as deferred charges on the balance sheet and are being amortized to interest expense over the term of the debentures.
     Each debenture is convertible at the option of the holder into common shares at any time prior to June 30, 2003 at a price of $35 per share. The debentures are not redeemable prior to June 30, 2003. Subsequent to June 30, 2003, the debentures may be redeemed at the option of the Company, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125 percent of the conversion price. The Company may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95 percent of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption date.
     On December 28, 2001, the Company purchased for cancellation $1.5 million principal amount of its convertible debentures over the Toronto Stock Exchange under a normal course issuer bid. The debentures were purchased for $1.1 million.

ISSUANCE OF COMMON SHARES. Proceeds from the issuance of shares in fiscal 2002 represent the exercise of stock options.
     In fiscal 2001, proceeds from the issuance of common shares represent shares issued in a public offering and the exercise of stock options. On October 24, 2000, the Company issued 3,000,000 common shares in a public offering conducted in Canada at a price of Canadian $64.00, the issuance of which was qualified by a short form prospectus dated October 17, 2000. Proceeds of the offering were $120.7 million net of issuance costs of $6.1 million.
     In fiscal 2000, proceeds from the issuance of common shares represent shares issued in a public offering and the exercise of stock options. On January 10, 2000, the Company issued 3,000,000 common shares in a public offering in Canada at a price of $13.73 per share, the issuance of which was qualified by a short form prospectus dated December 30, 1999. Proceeds of the offering were $38.8 million, net of issuance costs of $2.4 million. On the same date, the Company issued an additional 450,000 common shares upon the exercise of an over-allotment option granted to the underwriters at the price to public of $13.73 per share. Proceeds from the transaction were $5.9 million. On February 2, 1999, the Company issued 375,000 common shares upon the exercise of an over-allotment option granted to the underwriters at the price to public of $7.50 per share. The options were granted to underwriters in connection with the Company's public offering on January 26, 1999. Proceeds from the transaction were $2.6 million.

CASH, CASH EQUIVALENTS AND INVESTMENTS IN MARKETABLE DEBT SECURITIES. Marketable debt securities represent cash invested in highly liquid investment-grade corporate bonds and commercial paper which are carried at amortized cost and are intended to be held to maturity. Debt securities with maturities in excess of 12 months from the balance sheet date are classified as long-term, with maturities between three and 12 months are classified as short-term, and with maturities of less than three months are included in cash equivalents.
     The credit rating and term to maturity of investments in marketable debt securities are governed by the Company's Investment Policy Guidelines as approved by the Board of Directors. Generally the longer the term to maturity (which is limited to three years) and the higher the level of investment in a single corporation or a group of related corporations (which is limited to $25 million), the higher would be the required minimum credit rating.

                                             THE DESCARTES SYSTEMS GROUP INC. 27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     As at January 31, 2002, 6 percent of the total investment portfolio was in interest-bearing cash deposits, 12 percent was in commercial paper with maturities of less than three months, 41 percent in corporate bonds that have terms to maturity of less than 12 months and 41 percent in corporate bonds with maturities greater than 12 months. The following provides an analysis of the Company's cash and investments in millions of US dollars with their credit ratings as at January 31, 2002:

================================================================================
                        Standard and Poors (S&P)
                                  Credit Rating    Amount    Percentage of Total
                                  -------------    ------    -------------------
Interest-Bearing Cash Deposits                       11.1              6%
Commercial Paper                                     25.0             12%
Corporate Bonds                         A             6.1              3%
                                        A+           21.2             10%
                                       AA-           37.4             19%
                                       AA            23.1             12%
                                       AA+           28.6             14%
                                      AAA            48.5             24%
                                  -------------    ------    -------------------
                                                    201.0            100%
                                                   ======    ===================

RISK FACTORS
Certain statements made in this report by the Company, including statements relating to the Company's expectations concerning future revenues and earnings, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of the following risks actually occur, they could materially adversely affect the Company's business, its financial condition or results of operations. In that case, the trading price of the Company's common shares could decline, perhaps materially.

ANTICIPATED CONTINUING LOSSES; UNCERTAINTY OF FUTURE OPERATING RESULTS. The Company has incurred losses in the current year as well as in other prior fiscal years and there can be no assurance that the Company will achieve or sustain profitability in the future. As at January 31, 2002, the Company had an accumulated deficit of $176.7 million. The purchased in-process research and development and intangible assets resulting from the four acquisitions completed by the Company in fiscal 2002 and the three acquisitions completed in fiscal 2001 have generated significant non-cash expenses. The limited operating history of the Company as a public company and its dependence on an emerging market characterized by rapid technological change make the prediction of future results of operations difficult or impossible. The Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies, particularly companies in the competitive network services and software industry. The Company must achieve substantial revenue growth in order to become profitable. There can be no assurance that the Company can generate substantial revenue growth on a quarterly or annual basis, or that any revenue growth that is achieved can be sustained. Revenue growth that the Company has achieved or may achieve may not be indicative of future operating results. In addition, the Company has increased, and may increase further, its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, develop new distribution channels, broaden its customer support capabilities and expand its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected.

SIGNIFICANT FLUCTUATIONS OF QUARTERLY OPERATING RESULTS. The Company's revenue and results of operations have fluctuated significantly on a quarterly basis in the past and will likely continue to fluctuate significantly on a quarterly basis in the future as a result of a number of factors, many of which are outside the Company's control. The purchase of the Company's products generally involves a significant commitment of funds by customers. Accordingly, the sales cycle associated with the purchase of the Company's products varies substantially and is subject to a number of significant risks. These include customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new

28 THE DESCARTES SYSTEMS GROUP INC.

products by the Company or its competitors. The Company has historically derived a material portion of its software license revenues from relatively large sales, but anticipates generating a greater portion of its future revenues from subscription and network fees and services related to developing, marketing, implementing and supporting network-based solutions for collaborative logistics. Accordingly, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. Other factors affecting the Company's revenues and results of operations include, but are not limited to: the demand for the Company's products; the size, timing and duration of individual license transactions; the delay or deferral in customer purchases or implementations; the number, timing and significance of new product announcements by the Company and its competitors; the ability of the Company to develop, introduce, market or ship new and enhanced versions of the Company's products on a timely basis; the level of product and price competition; changes in operating expenses; changes in the mix of products and services sold; changes in average selling prices; sales personnel changes; the mix of direct and indirect sales; product returns; retention of customers; integration of recent and potential acquisitions; interest and exchange rate fluctuations; and general economic factors. Accordingly, estimates of the Company's results prior to the end of a quarter may be uncertain. The Company's operating expenses are based on anticipated revenue levels in the short-term and are relatively fixed and incurred throughout the quarter. As a result, if the revenues are not realized as expected in the quarter, the Company's operating results could be materially adversely affected. In addition, the Company may reduce prices or accelerate its investment in research and development efforts in response to competition or to pursue new market opportunities. Any one of these activities may further limit the Company's ability to adjust spending in response to fluctuations in revenue levels. Due to all of the foregoing factors, the Company believes that its quarterly operating results are likely to vary significantly in the future.

GLOBAL ECONOMIC AND POLITICAL CONDITIONS. The Company's operating results may vary significantly based upon the impact of changes in global economic and political conditions on its customers. The unpredictability of future military action and other responses associated with a global war on terrorism has resulted in economic uncertainty which could negatively impact consumer and business confidence in the near term. This economic uncertainty has the potential to have a material and adverse effect on the Company. The revenue growth and profitability of Descartes' business depends on the overall demand for network-based solutions, and computer software and services, particularly in the areas in which it competes. Because the Company's sales are primarily to major corporate customers whose businesses fluctuate with general economic and business conditions, a softening of demand for network-based solutions and computer software and services caused by an uncertain economic environment may result in decreased revenues and lower growth rates. Customers may defer or reconsider purchasing products if they continue to experience a lack of growth in their business or if the general economy continues to deteriorate.

MARKET ACCEPTANCE OF DESCARTES' SOLUTIONS. The Company currently derives substantially all of its revenues from its logistics solutions and related services. The Company expects to generate a significant portion of its future revenues from these products and services together with network service fees relating to products with Internet fulfillment capability. Broad market acceptance of these products and the network service is therefore critical to the Company's future success. Adoption of network-based logistics solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services are often complex and involve a new approach to the conduct of business, and, as a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. There can be no assurance that market acceptance of the Company's network-based logistics solutions will increase or even remain at current levels. Factors that may affect the market acceptance of the Company's products include the availability and price of competing products and technologies as well as the success of the sales efforts of the Company. Any factor adversely affecting market acceptance of the Company's suite of products and services could have a material adverse effect on the Company's business, results of operations and financial condition.

LENGTHY SALES AND IMPLEMENTATION CYCLE. The sale and implementation of the Company's products generally involves a significant commitment of resources by prospective customers. The Company expects that the implementation of the Company's products will become more complex as logistics management solutions are used to manage larger and more geographically dispersed installations. As a result, the Company's sales process is often subject to delays associated with lengthy approval processes required for significant capital and operational expenditures. For these and other reasons, the sales

                                             THE DESCARTES SYSTEMS GROUP INC. 29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

cycle associated with the license of the Company's products varies substantially from customer to customer and typically lasts between three and 12 months, during which time the Company may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience a number of significant delays over which the Company has little or no control. Any significant or ongoing failure by the Company to ultimately achieve such sales could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, following sales, the implementation period typically lasts three to six months for customer training and integration with the customer's other existing systems, but could extend as long as nine months in certain complex situations. Implementation often involves the activation of trading partners of the Company's customers to the GLSN, resulting in the potential for prolonged implementation cycles and deferred network revenue fees. The Company may provide such post-delivery implementation services pursuant to a separate service agreement. A successful implementation program requires a close working relationship among the Company, the customer and, generally, third-party consultants and system integrators who assist in the process. There can be no assurance that delays or difficulties in the implementation process for any given customer will not have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON EMERGING MARKET FOR NETWORK-BASED LOGISTICS MANAGEMENT SOLUTIONS. Although the Company has historically derived a majority of its revenues from traditional stand-alone license sales, the Company expects to generate a significant portion of its future revenues from network fees and services related to developing, marketing, implementing and supporting network-based solutions for logistics. If this business strategy is flawed, or if the Company is unable to execute it effectively, the business, operating results and financial condition could be substantially harmed. Furthermore, the market for these solutions for network-based logistics is still emerging. There can be no assurance that this market will continue to grow or, even if it does grow, that customers will purchase the Company's products. The Company has spent, and intends to continue to spend, considerable resources educating potential customers generally about solutions for collaborative logistics management and specifically about the Company's products. There can be no assurance, however, that such expenditures will enable the Company to maintain its current level of market acceptance or to achieve any additional degree of market acceptance. If the market for network-based solutions for logistics fails to grow or grows more slowly than the Company currently anticipates, the Company's business, results of operations and financial condition could be materially adversely affected.

RISK ASSOCIATED WITH ACCEPTANCE OF PRICING MODELS FOR LOGISTICS MANAGEMENT SOLUTIONS MARKET. The methods of licensing of logistics management software and associated licensing fees increasingly reflect a departure from the traditional perpetual license and associated one-time license fees characteristic of the enterprise application and consumer software markets. Examples of pricing models adopted in the logistics management market include charging a fee for a subscription, access fees to content, application service provider fees and use of transaction-based fees. The Company has increasingly adopted and evolved licensing models for its network-based services. To the extent that the Company's pricing models have evolved or may continue to evolve, its future revenue will be dependent on customer acceptance of these pricing models. Failure to achieve customer acceptance of these models may have a material adverse effect on the business, results of operations and financial condition of the Company. Under the new pricing model for network-based services, the upfront license fees are eliminated and replaced by recurring fees over the term of the contract. It is possible that Company's network-related revenues from new customers could be adversely affected over the initial phase of the implementation of this new pricing model. Furthermore, there are no assurances that under the new pricing model the Company's revenues will recover as anticipated subsequent to the initial phase of the implementation of this pricing model. Additionally, there are no assurances that the new pricing model for network-based services will be acceptable to all new customers as an attractive alternative to the previous pricing model which included an element of upfront license fees.

DEPENDENCE ON INCREASING USE OF THE INTERNET AND THE GROWTH OF THE LOGISTICS MANAGEMENT SOLUTIONS MARKET. Certain Descartes' solutions use the Internet as a platform for inter-enterprise communication or computing. In addition, Descartes' customers may use Descartes' solutions in connection with electronic commerce. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt regulations covering issues such as user privacy, pricing, taxation, content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce


30 THE DESCARTES SYSTEMS GROUP INC.

to liability which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. Failure of the Internet and electronic commerce to grow as anticipated may have a material adverse effect on the business, results of operations and financial condition of the Company. A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of security systems used in connection with Descartes' software, resulting in the loss of confidentiality. If any well-publicized compromise of security were to occur, it could have the effect of substantially reducing the use of the Internet for commerce and communications.

RISKS ASSOCIATED WITH RESTRUCTURING PLANS. The Company's restructuring and other strategic initiatives may not achieve the desired results and could result in business distractions that could harm the business. The Company implemented a restructuring plan in the second quarter with additional actions taking place in the third and fourth quarters of fiscal 2002. Further restructuring plans may be necessitated by the continued global economic downturn and the Company's continued efforts in streamlining its operations in order to meet its business and profitability objectives. The objective of the restructuring plans is to reduce cost structure and drive more efficiencies. The Company also implemented other strategic initiatives designed to strengthen the operations. These plans involve, among other things, reductions in the workforce and consolidation of facilities, improved alignment of the organization around business objectives, realignment of sales force and changes in sales management. The workforce reductions could temporarily impact the remaining employees, including those directly responsible for sales, which may affect future revenues. Further, the failure to retain and effectively manage remaining employees could increase costs, hurt development and sales efforts and impact the quality of customer service. Additionally, these changes might affect the Company's ability to close revenue transactions with customers and prospects. Failure to achieve the desired results of the Company's strategic initiatives could harm the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH RECENT ACQUISITIONS AND POSSIBLE ACQUISITIONS. In the past three years, the Company has completed six acquisitions and has taken a majority position in one and minority positions in five other companies. Acquisitions involve a number of particular risks, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. These particular risks include diversion of management's attention; failure to successfully integrate acquired personnel, information systems and operations of the acquired business; failure to retain key acquired personnel; and unanticipated events or circumstances and legal liabilities. While the Company believes that it has successfully integrated the businesses acquired by it to date, there can be no assurance that the Company will not encounter unanticipated difficulties in integrating the operations and products of these acquisitions or that the benefits from any acquisition will be realized. In addition, the Company may in the future engage in selective acquisitions of other businesses that are complementary to those of the Company, including other providers of supply chain solutions or technology or distribution channels. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. If the Company were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of the Company's available cash could be used to consummate the acquisitions. If the Company were to consummate one or more significant acquisitions in which the consideration consisted of shares, shareholders of the Company could suffer dilution of their interests in the Company. All business acquisitions must be accounted for using the purchase method of accounting. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant intangible assets, and acquisition of these businesses, when accounted for as a purchase, would typically result in amortization charges related to intangible assets other than goodwill, reducing future earnings or increasing future losses. In addition, such acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges. The Company reviews its long-term investments at least annually for other-than-temporary impairment. The reviews conducted in the first quarter of fiscal 2002 resulted in substantial write-downs of these investments. The magnitude and timing of acquisition-related charges and any further impairment of long-term investments will affect the Company's results of operations and financial condition.

                                             THE DESCARTES SYSTEMS GROUP INC. 31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STRATEGIC RELATIONSHIPS. The Company has established strategic reselling and hosting relationships with some outside companies. These companies are entitled to resell and/or host the Company's products to their customers. These relationships are new and this strategy is unproven. Descartes cannot be assured that any of these companies or those it may contract with in the future will be able to resell the Company's products to an adequate number of customers. In addition, some of the current and potential strategic partners are either actual or potential competitors, which may impair the viability of these relationships. Furthermore, some of these relationships have failed to meet expectations and may fail to meet expectations in the future. If the Company's current or future strategic partners are not able to successfully resell its products, Descartes' business could be adversely affected. Dissatisfaction or problems with the Company's services or the services of the third parties that resell and/or host the Company's products, or delays or interruptions or other problems with service due to mechanical failure, human error, security breaches, power loss and other facility failures, communication outages, prolonged power outages, natural disasters, sabotage, vandalism, or other similar events, could result in a reduction of the Company's business. In addition, failure of any telecommunication provider to deliver consistent data communication capacity could result in interruptions in services. Each of these service providers could experience outages, delays and other difficulties due to system failures unrelated to the Company's products, services and systems. Dissatisfaction with hosting partners, computer equipment or third-party technology providers could adversely affect the Company's relationship with its customers resulting in a loss of future sales of licenses and services to the customers, which could have a material adverse effect on the Company's business.

RISKS ASSOCIATED WITH PROVISION OF SERVICES TO CUSTOMERS. As a critical element of its corporate strategy, the Company intends to provide networkbased services to a significant portion of current and future customers. The Company expects that the revenues received from providing these services will increase as a percentage of revenues over time and represent a material portion of revenues. If the Company is unable to successfully provide those services to existing or future customers, customers could choose to discontinue use of those services, or opt not to renew contracts related to those services or seek other remedies from the Company, which would result in the Company not realizing on the expected future revenues, or which could have a material adverse effect on its business, results of operation or financial condition.

COMPETITION. Although the Company has experienced limited competition to date from products with comparable capabilities, the market for the Company's products is nevertheless highly competitive and subject to rapid technological change and the Company expects competition to increase in the future. To maintain and improve its competitive position, the Company must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with its competitors. The Company competes or may compete, directly or indirectly, with the following: (i) application software vendors positioned as supply chain execution and other best-of-breed vendors; (ii) internal development efforts by corporate information technology departments; (iii) middleware vendors that provide integration software; (iv) application software vendors, including enterprise resource planning software vendors and business-to-business e-commerce vendors who may expand their current offerings into collaborative logistics, some of whom may from time to time jointly market the Company's products as a complement to their own systems; and (v) other business application software vendors, including supply chain planning software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, collaborative logistics management solutions. To the extent that such vendors develop or acquire systems with functionality comparable or superior to Descartes' products, their significant installed customer base, long-standing customer relationships and ability to offer a broad solution could provide a significant competitive advantage over the Company. The Company also expects to face additional competition as other established and emerging companies enter the market for collaborative logistics management solutions and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share. Many of the Company's competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to technological change and competitors' innovations. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. The principal competitive factors affecting the market for the Company's


32 THE DESCARTES SYSTEMS GROUP INC.

products include vendor and product reputation; expertise and experience in implementing products in the customer's industry sector; product architecture, functionality and features; cost of ownership; ease and speed of implementation; customer support; product quality, price and performance; and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. The Company expects competition to increase and intensify in the future. Any of the foregoing events could have a material adverse effect on the Company's business, results of operations and financial condition.

MANAGEMENT OF GROWTH. The Company's business has grown rapidly in recent years. The Company's recent expansion has resulted in growth in the number of employees including senior managers, the scope of its operating and financial systems and the geographic area of its operations and customers, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having highly trained internal and third-party resources to conduct pre-sales activity, product implementation, training and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, to expand, train and manage its employee base and to achieve product scalability. There can be no assurance that the Company will be able to manage recent or any future expansion successfully and any inability to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH FOREIGN SALES AND EXCHANGE RATE FLUCTUATIONS. The Company believes that profitability and continued growth will require expansion of its sales efforts in international markets. Accordingly, the Company expects to continue to devote resources in an effort to increase sales outside North America. The Company's international revenues are subject to risks associated with foreign sales, including unexpected changes in legal and regulatory requirements, export restrictions, changes in tariffs, exchange rates and other trade barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in management of distributors or representatives, difficulties in staffing and managing foreign operations, difficulties in protecting the Company's intellectual property, seasonality of sales and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, results of operations and financial condition. In particular, although substantially all of the Company's sales to date have been denominated in US dollars, adverse fluctuations in the value of the US dollar in relation to foreign currencies may affect the Company's sales to foreign customers. Furthermore, a significant portion of the Company's expenses are incurred in Canadian and other currencies. Fluctuations in exchange rates between the US dollar and the Canadian dollar and other currencies may have a material adverse effect on the Company's business, results of operations and financial condition.

FUTURE FINANCING. Although the Company has a significant liquidity position, in the future it may require additional capital through public or private financing, strategic relationships or other arrangements. There can be no assurance that the Company will be able to obtain additional capital, on favorable terms, if at all. If the Company cannot raise capital on acceptable terms, if and when needed, it may not be able to develop or enhance its products and services, expand its business, acquire complementary businesses or technologies, respond to competitive pressures or unanticipated requirements, or take advantage of future opportunities which could have a material adverse effect on the Company's business, results of operations and financial conditions. A decline in interest rates and investment yields could also have a negative impact on the Company's return on its significant investments in marketable debt securities.

RISK OF PRODUCT DEFECTS; PRODUCT LIABILITY. As a result of their complexity, software products and network-based services may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products and services after commencement of commercial shipments or offering of the services or, if discovered, that the Company will be able to successfully correct such errors in a timely manner if at all. The occurrence of errors and failures in the Company's products and services could result in delay in market acceptance of the Company's products. Alleviating such errors and failures could require significant expenditure of capital and other resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations and financial condition. Since the Company's products and services are used by its customers to address complex order management, customer service and distribution requirements, potential problems within or out of the Company's control that may arise from the use of the Company's products and services, including design defects, software errors and misuse of the Company's products and services, could result in financial or other damages to the Company's customers. The Company maintains limited errors and omissions, and product liability insurance. Although the Company's agreements with its customers and other parties typically contain provisions


                                             THE DESCARTES SYSTEMS GROUP INC. 33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

designed to limit the Company's exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. Accordingly, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition.

EXPOSURE TO LIABILITY CLAIMS FOR PRODUCTS AND SERVICES OFFERED THROUGH ELECTRONIC NETWORKS. The law relating to the liability of providers of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Some of these products and services could contain performance or other problems. Similar performance issues may arise for business-tobusiness marketplaces and exchanges that use products and services offered through the Company's electronic networks. The Company may not successfully avoid civil or criminal liability for problems related to the products and services sold through its electronic networks. Any claims or litigation could require expenditures in terms of management time and other resources to defend the Company. Liability of this sort could require management to implement measures to reduce exposure to this liability, which may require management, among other things, to expend substantial resources or to discontinue certain product or service offerings or to take precautions to ensure that certain products and services are not available through the Company's electronic networks.

RISK OF SYSTEM FAILURE; RELIANCE ON INTERNET INFRASTRUCTURE. The Company, in certain instances, operates as a host provider and performs certain critical functions for its customers. Growth of the Company's customer base may strain the capacity of the Company's computer and telecommunications systems and lead to degradations in performance or system failure. Some of the Company's products rely on the Internet as a platform for communications. The Internet has experienced and is expected to continue to experience significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will be able to support the demands placed on it. Interruptions in the Company's operations or the ability of its customers to access its systems as a result of any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

PRODUCT DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE. Rapid technological change and frequent new product introductions and enhancements characterize the software and network-based solution industries. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings. Accordingly, the Company believes that its future success depends upon its ability to enhance current products or develop and introduce new products offering enhanced performance and functionality at competitive prices. The inability of the Company, for technological or other reasons, to develop and introduce or enhance products in a timely manner in response to changing market conditions or customer requirements could have a material adverse effect on the Company's business, results of operations and financial condition. The ability of the Company to compete successfully will depend in large measure on its ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of its software products with evolving computer hardware and software platforms and operating environments. There can be no assurance that the Company will be successful in these efforts.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY RIGHTS. The Company's success depends significantly on its proprietary technology. The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, license and services agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect its proprietary rights in its products and technology, all of which afford only limited protection. The source codes and routing algorithms for the Company's products and technology are protected both as trade secrets and as unregistered copyrighted works. The Company currently has one US patent issued for technology used in its dynamic vehicle routing application and has another US patent pending for certain technological processes contained in its e-Frame architecture, which is based on a patent that has been issued to the Company in the Netherlands. There can be no assurances that patents will be issued for this application or for any future applications or that, if issued, any claims allowed will be sufficiently broad to protect the Company's technology. In addition, although the Company is not aware of any such claims or pending claims challenging its intellectual property, there can be no assurances that any patents that have been or may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide protection of the Company's proprietary rights. There can


34 THE DESCARTES SYSTEMS GROUP INC.

be no assurance that other persons have not or will not apply for patent protection for products which use the same or similar processes as the Company's products. The Company may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in the Company's industry segment grow and the functionality of its products in different industry segments overlaps. Failure of any patents to protect the Company's technology may make it easier for the Company's competitors to offer equivalent or superior technology. The Company has registered or applied for registration of certain trademarks and will continue to evaluate the registration of additional trademarks as appropriate. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. Third parties may also independently develop similar technology without breach of the Company's proprietary rights. In addition, the laws of some foreign countries do not protect the proprietary rights to the same extent as do the laws of the United States and Canada. Furthermore, certain of the Company's products may be licensed under so-called "shrink-wrap" or "click-wrap" license agreements that are not signed by licensees and therefore may not be binding under the laws of certain jurisdictions. The Company also utilizes certain software technologies and other technologies, such as geocode data and business intelligence applications, that it licenses from other third parties, generally on a non-exclusive basis, including software that is integrated with internally developed software and used in the Company's products to perform key functions. These third-party licenses generally require the payment of royalties based on sales of the product in which the technology is used. The loss of, inability to maintain or obtain, or the failure of third-party licensors to adequately update these products could result in delays or reductions in shipments of the Company's products until equivalent software can be identified, licensed and integrated, which could adversely affect the Company's business, results of operations and financial condition. In addition, there can be no assurance that third-party software licenses will continue to be available to the Company on commercially reasonable terms, if at all, or that third-party suppliers will enhance these products in a manner which will meet the needs of the Company. Although the Company does not believe that it is infringing on the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Litigation may be necessary to protect the Company's proprietary technology, and third parties may assert infringement claims against the Company with respect to their proprietary rights. Any claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against the Company could cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or license agreements, which agreements may not be available on terms acceptable to the Company or at all. The inability of the Company to adequately protect its proprietary rights could have a material adverse effect on the Company's business, results of operations and financial condition.

ATTRACTION AND RETENTION OF KEY PERSONNEL. The Company's performance is substantially dependent on the performance of its key technical and senior management personnel. The loss of the services of any of such personnel could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company does not maintain key person life insurance policies on any of its employees. The Company's success is highly dependent on its continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, technical, and sales and marketing personnel, including recently hired officers and other employees. Competition for such personnel is always strong, and there can be no assurance that the Company will be able to attract, assimilate or retain highly qualified personnel in the future. The inability to attract and retain the necessary management, technical, and sales and marketing personnel could have a material adverse effect on the Company's business, results of operations and financial condition.

VOLATILITY OF SHARE PRICES. The market price for the Company's common shares has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results and the operating results of the Company's competitors and alliance partners, the gain or loss of significant contracts, announcements of technological developments or new products by the Company and its competitors, changes in income estimates by securities analysts and market conditions in the industry, as well as general economic conditions, among other factors. In addition, stock markets have experienced volatility, particularly in the technology and emerging growth sectors, that has affected the market prices for many companies' shares and that often has been unrelated to the operating performance of such companies. This volatility may harm the market price of the Company's common shares.


                                             THE DESCARTES SYSTEMS GROUP INC. 35

MANAGEMENT'S REPORT

To the Shareholders of The Descartes Systems Group Inc.

Management is responsible for the accompanying Consolidated Financial Statements and all other information in this Annual Report. These Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America and necessarily include amounts that reflect management's judgement and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the Consolidated Financial Statements.
     Management has established systems of internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use and produce reliable accounting records for the preparation of financial information. The internal control process includes management's communication to employees of policies that govern ethical business conduct.
     The Board of Directors carries out its responsibilities for the Consolidated Financial Statements through its Audit Committee, consisting solely of outside directors. The Audit Committee meets with management and independent auditors to review the Consolidated Financial Statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board for its consideration in approving the Consolidated Financial Statements for issuance to shareholders.
     Management has also prepared Consolidated Financial Statements for the Company in accordance with Canadian generally accepted accounting principles, which are delivered to Canadian shareholders and generally made available to all shareholders.
     Deloitte & Touche LLP, appointed by the shareholders as the Company's independent auditors, conduct an examination of the Consolidated Financial Statements in accordance with generally accepted auditing standards in the United States of America.

Peter Schwartz (SIGNED)                      Colley Clarke (SIGNED)
Chairman of the Board and Co-Chief           Executive Vice President, Finance
  Executive Officer                            and Chief Financial Officer


36 THE DESCARTES SYSTEMS GROUP INC.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of The Descartes Systems Group Inc.

We have audited the accompanying consolidated balance sheets of The Descartes Systems Group Inc. as of January 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States of America.
     We have also reported under the same date to the shareholders on the Consolidated Financial Statements of The Descartes Systems Group Inc. for the same periods presented in accordance with Canadian generally accepted accounting principles.




Deloitte & Touche LLP
Chartered Accountants
Kitchener, Ontario
February 22, 2002



                                             THE DESCARTES SYSTEMS GROUP INC. 37

CONSOLIDATED BALANCE SHEETS
(US dollars in thousands; US GAAP)
=======================================================================
                                               January 31,   January 31,
                                                  2002          2001
                                               ----------    ----------
ASSETS
Current assets
  Cash and cash equivalents (Note 5)               36,101        62,938
  Marketable debt securities (Note 5)              82,485       168,987
  Accounts receivable
    Trade (Note 5)                                 18,434        21,388
    Other                                           7,540         4,500
Prepaid expenses and other                          4,220         1,796
                                               ----------    ----------
                                                  148,780       259,609

Marketable debt securities (Note 5)                82,444             -
Capital assets (Note 6)                            10,261         7,145
Long-term investments (Note 4)                      3,250        11,800
Intangible assets (Note 7)                        141,423       119,295
Deferred charges (Note 10)                          2,364         3,115
                                               ----------    ----------
                                                  388,522       400,964
                                               ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable                                  3,376         1,833
  Accrued liabilities                              10,428        10,988
  Deferred revenue                                  5,616        12,653
                                               ----------    ----------
                                                   19,420        25,474

Convertible debentures (Note 10)                   73,500        75,000
                                               ----------    ----------
                                                   92,920       100,474
                                               ----------    ----------
Commitments (Note 16)
Shareholders' equity
  Common shares (Note 11)                         468,445       415,676
    Issued - 52,229,333 (January 31, 2001 -
     48,803,064)
  Additional paid-in capital                        5,201         4,074
  Unearned deferred compensation                   (1,157)       (1,101)
  Accumulated other comprehensive loss               (200)         (190)
  Accumulated deficit                            (176,687)     (117,969)
                                               ----------    ----------
                                                  295,602       300,490
                                               ----------    ----------
                                                  388,522       400,964
                                               ==========    ==========

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved by the Board:

               Director (SIGNED)            Director (SIGNED)


38 THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP)
=====================================================================================
                                 Year Ended    January 31,   January 31,   January 31,
                                                  2002          2001          2000
                                               ----------    ----------    ----------
REVENUES
  License and network                              67,256        52,221        18,792
  Service and maintenance                          12,266        14,207        22,047
  Hardware                                              -           221         2,826
                                               ----------    ----------    ----------
                                                   79,522        66,649        43,665
                                               ----------    ----------    ----------
COSTS AND EXPENSES
  Cost of license, network and hardware            16,223        10,256         3,978
  Cost of service and maintenance                  11,478        11,915        19,701
  Sales and marketing                              29,543        23,008        19,255
  Research and development                         25,385        16,189        15,028
  General and administrative                       10,751         8,618         6,791
  Amortization of intangibles                      32,560        14,215         1,408
  Write-down of long-term investments (Note 4)      9,783             -             -
  Purchased in-process research and development     4,500        19,033             -
  Restructuring cost (Note 9)                       3,984             -             -
                                               ----------    ----------    ----------
                                                  144,207       103,234        66,161
                                               ----------    ----------    ----------
LOSS FROM OPERATIONS                              (64,685)      (36,585)      (22,496)
                                               ----------    ----------    ----------
OTHER INCOME (EXPENSE)
  Interest expense                                 (5,012)       (2,985)         (411)
  Investment income                                10,705         8,254         1,138
                                               ----------    ----------    ----------
                                                    5,693         5,269           727
                                               ----------    ----------    ----------
LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM   (58,992)      (31,316)      (21,769)

INCOME TAXES (Note 14)                                (78)         (310)            -
                                               ----------    ----------    ----------
LOSS BEFORE EXTRAORDINARY ITEM                    (59,070)      (31,626)      (21,769)

EXTRAORDINARY ITEM
  Gain on purchase of convertible
   debentures (Note 10)                               352             -             -
                                               ----------    ----------    ----------
LOSS                                              (58,718)      (31,626)      (21,769)
                                               ==========    ==========    ==========
LOSS PER SHARE BEFORE EXTRAORDINARY ITEM
  Basic and diluted (Note 15)                       (1.16)        (0.72)        (0.59)
                                               ==========    ==========    ==========
LOSS PER SHARE AFTER EXTRAORDINARY ITEM
  Basic and diluted (Note 15)                       (1.15)        (0.72)        (0.59)
                                               ==========    ==========    ==========
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic and diluted (thousands)                    50,858        44,218        36,712
                                               ==========    ==========    ==========

The accompanying notes are an integral part of these Consolidated Financial Statements.


                                             THE DESCARTES SYSTEMS GROUP INC. 39

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US dollars in thousands; US GAAP)
====================================================================================================================================
                           Common Shares (Note 11)                           Accumulated
                           ----------------------  Additional   Unearned        Other                      Total          Total
                             Number                 Paid-In     Deferred    Comprehensive  Accumulated  Shareholders'  Comprehensive
                           (thousands)   Amount     Capital   Compensation  Income (Loss)    Deficit       Equity      Income (Loss)
                           -----------   ------     -------   ------------  -------------    -------       ------      -------------
Balances at January 31,
  1999                         36,039   110,393       3,126       (627)         (1,147)      (64,574)        47,171
Deferred compensation
  earned on stock options                                          237                                          237
Stock options exercised           399     1,677                                                               1,677
Issuance of shares,
  net of issuance costs         3,000    38,804                                                              38,804
Over-allotment options
  exercised                       825     8,290                                                               8,290
Cancellation of shares on
  acquisitions                     (7)
Issuance of shares in
  settlement of accounts
  payable                         145       667                                                                 667
Foreign currency translation
  adjustment                                                                       584                          584           584
Loss                                                                                         (21,769)       (21,769)      (21,769)
                              --------  -------     -------   ------------  -------------   ---------      --------     ----------
Balances at January 31, 2000   40,401   159,831       3,126       (390)           (563)      (86,343)        75,661       (21,185)
                                                                                                                        ==========
Unearned compensation related
  to stock options issued                               948       (948)
Deferred compensation earned
  on stock options                                                 237                                          237
Stock options exercised         1,135     6,579                                                               6,579
Issuance of shares,
net of issuance costs           3,000   120,668                                                             120,668
Issuance of shares on
  acquisitions                  4,228   126,598                                                             126,598
Issuance of shares on
  long-term investments            39     2,000                                                               2,000
Foreign currency translation
  adjustment                                                                       373                          373           373
Loss                                                                                         (31,626)       (31,626)      (31,626)
                              --------  -------     -------   ------------  -------------   ---------      --------     ----------
Balances at January 31, 2001   48,803   415,676       4,074     (1,101)           (190)     (117,969)       300,490       (31,253)
Unearned compensation related
  to stock options issued                             1,127     (1,127)
Deferred compensation earned
  on stock options                                               1,071                                        1,071
Stock options exercised           533     2,530                                                               2,530
Issuance of shares on
  acquisitions                  2,893    50,239                                                              50,239
Foreign currency translation
  adjustment                                                                       (10)                         (10)          (10)
Loss                                                                                         (58,718)       (58,718)      (58,718)
                              --------  -------     -------   ------------  -------------   ---------      --------     ----------
BALANCES AT JANUARY 31, 2002   52,229   468,445       5,201     (1,157)           (200)     (176,687)       295,602       (58,728)
                              ========  =======     =======   ============  =============   =========      ========

The accompanying notes are an integral part of these Consolidated Financial Statements.


40 THE DESCARTES SYSTEMS GROUP INC. US GAAP

CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars in thousands; US GAAP; unaudited)
=====================================================================================
                                 Year Ended    January 31,   January 31,   January 31,
                                                  2002          2001          2000
                                               ----------    ----------    ----------
OPERATING ACTIVITIES
  Loss                                            (58,718)      (31,626)      (21,769)
  Adjustments to reconcile loss to cash
    provided by (used in) operating activities:
    Bad debt charge                                 3,500             -             -
    Depreciation                                    3,161         3,110         2,525
    Amortization of intangibles                    32,560        14,215         1,408
    Write-down of long-term investments             9,783             -             -
    Purchased in-process research and
      development                                   4,500        19,033             -
    Restructuring cost                              1,802             -             -
    Amortization of convertible debenture costs       701           415             -
    Amortization of deferred compensation           1,071           237           237
    Gain on purchase of convertible debentures       (352)            -             -
  Changes in operating assets and liabilities:
    Accounts receivable
      Trade                                         1,605        (6,916)          333
      Other                                           555        (3,040)         (494)
    Prepaid expenses and other                     (1,736)          980         1,859
    Accounts payable                               (2,349)       (4,378)          369
    Accrued liabilities                            (4,406)       (1,509)         (527)
    Deferred revenue                               (7,275)        2,429           489
                                               ----------    ----------    ----------
                                                  (15,598)       (7,050)      (15,570)
                                               ----------    ----------    ----------

INVESTING ACTIVITIES
  Short-term marketable debt securities,
    net change                                     86,502      (143,152)      (14,545)
  Long-term marketable debt securities,
    net change                                    (82,444)            -             -
  Additions to capital assets                      (5,356)       (4,298)       (2,466)
  Proceeds from disposal of assets                      -         8,931             -
  Long-term investments                            (1,833)       (4,800)            -
  Acquisition of subsidiaries, net of cash
    acquired                                       (9,540)      (16,559)         (130)
                                               ----------    ----------    ----------
                                                  (12,671)     (159,878)      (17,141)
                                               ----------    ----------    ----------

FINANCING ACTIVITIES
  Bank indebtedness, net change                         -             -        (3,134)
  Proceeds from convertible debentures                  -        71,470             -
  Purchase of convertible debentures               (1,098)            -             -
  Issuance of common shares                         2,530       127,247        49,438
                                               ----------    ----------    ----------
                                                    1,432       198,717        46,304
                                               ----------    ----------    ----------
Increase (decrease) in cash and cash
  equivalents                                     (26,837)       31,789        13,593
Cash and cash equivalents at beginning of year     62,938        31,149        17,556
                                               ==========    ==========    ==========
Cash and cash equivalents at end of year           36,101        62,938        31,149
                                               ==========    ==========    ==========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest            4,318         2,226           411
  Cash paid during the year for income taxes          335           371             -
                                               ==========    ==========    ==========

The accompanying notes are an integral part of these Consolidated Financial Statements.


                                             THE DESCARTES SYSTEMS GROUP INC. 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars, except per share amounts; US GAAP)


1. DESCRIPTION OF THE BUSINESS
The Descartes Systems Group Inc. ("the Company") operates in one business segment providing logistics management technology to manufacturers, distributors, retailers, and logistics service providers. Descartes' solutions include network services as well as some integrated software applications. Connectivity and visibility solutions link the Descartes applications suites together-offering trading partner connectivity, access to information and inventory flow, ways of improving customer service, overcoming inter-enterprise management challenges and more. The Company also offers consulting, training, support and hosting services to the users of its logistics management solutions.

2. SIGNIFICANT ACCOUNTING POLICIES
The Consolidated Financial Statements of the Company are prepared in accordance with United States generally accepted accounting principles and reflect the following policies:

BASIS OF PRESENTATION
The Consolidated Financial Statements of the Company include the accounts of the Company, its wholly-owned subsidiaries and majority-owned subsidiaries over which the Company exercises control. The fiscal year end of certain subsidiaries of the Company is December 31 and their results are consolidated on a one month lag basis. Accordingly, references to "January 31" mean the financial position of these subsidiaries as at December 31 and references to the "fiscal year ended January 31" mean the results of these subsidiaries for the fiscal year ended December 31. All significant intercompany accounts and transactions have been eliminated in consolidation.
     The Company's non-controlling interests in long-term investments are accounted for using the cost method. These investments are reviewed at least annually for other-than-temporary impairment.
     Due to the predominance of the US dollar denominated assets, liabilities and transactions, the Company has adopted the US dollar as its reporting currency.

USE OF ESTIMATES
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates and assumptions. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, depreciation of capital assets, amortization of goodwill and intangible assets, long-term investment valuation and restructuring costs.

FOREIGN CURRENCY TRANSLATION
The functional currency of the parent company is the US dollar. Assets and liabilities of the Company's foreign subsidiaries, whose functional currency is other than the US dollar, are translated from their functional currencies into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the year. The adjustments resulting from translating the financial statements of foreign subsidiaries are recorded in other comprehensive income as a separate component of shareholders' equity.
     Transactions incurred in currencies other than the functional currency are converted to functional currency at the transaction date. Monetary assets and liabilities denominated in a currency other than the functional currency are converted to the functional currency at the exchange rate in effect at the balance sheet date. All foreign currency transaction gains or losses are included in earnings.

CASH, CASH EQUIVALENTS AND MARKETABLE DEBT SECURITIES
Cash and cash equivalents include short-term deposits and marketable debt securities with maturity of three months or less at the balance sheet date. Marketable debt securities represent cash invested in highly liquid investment-grade corporate bonds and commercial paper which are carried at amortized cost and are intended to be held to maturity. Debt securities with maturities in excess of 12 months from the balance sheet date are classified as long-term.

CAPITAL ASSETS
Capital assets are recorded at cost. Depreciation of the capital assets is recorded at the following rates:

Computer equipment and purchased software     30% declining balance
Furniture and fixtures                        20% declining balance
Leasehold improvements                        Straight-line over lesser of life
                                                of asset or term of lease,
                                                generally five years


42 THE DESCARTES SYSTEMS GROUP INC.

INTANGIBLE ASSETS
Intangible assets include goodwill, assembled workforce, customer agreements and relationships, non-compete covenants, existing technologies and trade names. Generally, intangible assets are amortized on a straight-line basis over a five-year period. The Company reviews the carrying value of these assets at least annually for evidence of impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

RESEARCH AND DEVELOPMENT COSTS
The Company incurs costs related to research and development of its software. To date, the Company has not capitalized any development costs under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company has defined the attainment of technological feasibility as completion of a working model. The costs incurred between the time of establishment of a working model and the time when products are marketed are insignificant. Consequently, costs that are eligible for capitalization are expensed in the period incurred.

REVENUE RECOGNITION
The Company's revenues consist of software license, network, service and maintenance revenues. Revenues derived from the sale of software licenses are recognized in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and its related amendments. In accordance with SOP 97-2, as amended, revenues derived from multiple element software sale arrangements are recognized in earnings based on the relative fair values of the individual elements. Software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, and no significant production, modification or customization of the software is required and collection is considered probable by management. If the revenue recognition criteria above are not satisfied, amounts received from customers are classified as deferred revenue in the balance sheet until such time as the revenue recognition criteria are met.
     Network related revenues generally consist of fees arising from the customers processing transactions through the Company's Global Logistics Services Network(TM) and are recognized as the transactions occur.
     Service revenues are primarily derived from fees for consulting, implementation and training services related to the Company's logistics solutions and are recognized as the services are performed.
     Maintenance revenues are normally billed in advance and recorded as deferred revenue. Deferred revenue resulting from maintenance contracts is amortized to earnings ratably over the term of the maintenance period.

INCOME TAXES
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 133, "Accounting for Derivative Financial Instruments and Hedging Activities" ("SFAS133"), in June 1998. SFAS133 requires an entity to recognize all derivatives and measure those instruments at fair value. In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133." In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS 133 which addressed certain issues related to the implementation of SFAS 133. Based on the revised effective date, the Company adopted SFAS 133, as amended by SFAS 138, as of February 1, 2001. The initial adoption of SFAS 133 did not have a material effect on the Company's results of operations or financial position.


                                             THE DESCARTES SYSTEMS GROUP INC. 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

     In July 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the criteria by which intangible assets acquired in a business combination be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives and be reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."
     As required, the Company adopted the provisions of SFAS 141, effective immediately, and will adopt the requirements of SFAS 142, effective February 1, 2002. Furthermore, any goodwill or other intangible asset determined to have an indefinite useful life that was acquired in a business combination completed after June 30, 2001 was not amortized but was evaluated for impairment in accordance with previously existing accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were continued to be amortized in fiscal year 2002. The Company has not yet assessed the impact the new standards will have on its future financial statements. The amortization of goodwill and other indefinite life intangibles for the year ended January 31, 2002 was $23.6 million. The total carrying value of goodwill and other indefinite life intangibles was $99.6 million as of January 31, 2002.
     In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 144 also supersedes certain aspects of the Accounting Principles Board Opinion 30 ("APB 30"), "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," as related to the reporting of the effects of a disposal of a segment of a business. SFAS144 will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period incurred rather than as of the measurement date as presently required by APB 30. Additionally, more dispositions may qualify as discontinued operations. Adoption of SFAS 144 is required for the Company's fiscal years beginning on February 1, 2002. The Company has not yet assessed the impact the new standard will have on its future financial statements.

COMPARATIVE AMOUNTS
Comparative amounts are reclassified to conform with the current year's financial statement presentation.

3. ACQUISITIONS

ACQUISITIONS COMPLETED IN THE YEAR ENDED JANUARY 31, 2002
During the year ended January 31, 2002, the Company acquired assets from or shares in the businesses set out in the table below, which have been accounted for using the purchase method:

=======================================================================================================
                                            Tradevision      Centricity   TranSettlements     NeoModal
                                            -----------      ----------   ---------------    ----------
Purchase price including acquisition costs        2,216          24,831          26,083           5,587
                                             ==========      ==========      ==========      ==========
Allocated to:
  In-process research and development                 -           4,500               -               -
  Assembled workforce                                 -               -             694           1,397
  Customer agreements and relationships               -               -          10,800               -
  Non-compete covenants                               -               -               -             560
  Existing technology                                 -           7,753               -           3,630
  Trade names                                         -           1,545           1,946               -
  Goodwill                                        3,200          10,743          11,426               -
  Other net assets (liabilities)                   (984)            290           1,217               -
                                             ----------      ----------      ----------      ----------
                                                  2,216          24,831          26,083           5,587
                                             ==========      ==========      ==========      ==========

44 THE DESCARTES SYSTEMS GROUP INC.

     In December 2001, in a cash transaction, the Company acquired from Nocom AB, an information technology company headquartered in Sweden, Nocom's 70 percent ownership interest in Tradevision AB, a European provider of global connectivity and value-added software solutions for transportation logistics, also headquartered in Sweden. In addition, the Company assumed Tradevision's indebtedness to Nocom, which amounted to $1.3 million. The Company also issued 105,000 stock options to the employees of Tradevision. As at January 31, 2002, none of the options granted were exercisable. In a separate agreement entered into with the non-controlling shareholder of Tradevision, the Company agreed to make available to Tradevision loans and financing guarantees of up to $2.1 million. As at January 31, 2002, the amounts advanced amounted to $0.3 million.
     In July 2001, the Company issued, in a private placement, 1,311,205 common shares and 208,107 stock options, valued collectively at approximately $24 million, and cancelled a note receivable of $350,000 in exchange for 100 percent of the outstanding shares and stock options of Centricity, Inc., a privately held Atlanta, Georgia company specializing in ground transportation and optimization solutions. As at January 31, 2002, 195,155 stock options were outstanding of which 65,536 were exercisable.
     In June 2001, the Company announced that it had expanded its messaging services available over the Global Logistics Services Network(TM) with the completion of the acquisition of TranSettlements, Inc. of Atlanta, Georgia. TranSettlements is a leading provider of logistics network messaging services for the North American ground transportation industry. The acquisition was completed by a private placement of 1,534,964 common shares and issuance of 176,859 stock options, valued collectively at approximately $25 million, in exchange for all of the outstanding shares of TranSettlements. As at January 31, 2002, 147,107 stock options were outstanding, none of which were exercisable.
     In May 2001, under an asset purchase agreement, the Company acquired certain of the technology assets of NeoModal.com, L.L.C., a Delaware limited liability company, which developed, marketed and supported a suite of Internet-based logistics products for the global transportation industry. The acquisition, which also included the transfer of certain NeoModal employees to Descartes, was completed by a private placement of 50,030 shares valued at approximately $1 million, payment of cash of approximately $3.2 million, cancellation of a note receivable from NeoModal of $900,000 and the issuance of 99,750 stock options, none of which were exercisable as at January 31, 2002.
     The purchase price allocations shown in the above table for Centricity and TranSettlements are based on an appraisal of the acquired intangibles performed by an independent consultant engaged by the Company during fiscal year 2002. The acquired in-process research and development costs of Centricity reflected values assigned to technology which had not reached a feasible stage as of the acquisition date and, other than its intended use, had no alternative future use. Accordingly, the Company recorded a charge of $4.5 million in the second quarter ended July 31, 2001. The value allocated to in-process research and development reflected the present value of the projected revenues likely to be generated upon completion of the projects and the beginnings of commercial sale, the related operating expenses and the cost to complete the project. A discount factor of 20 percent was applied, which reflected the time value of invested capital as well as the related technological and market risks. The purchase price allocations shown above for Tradevision and NeoModal are based on an internal assessment of the acquired goodwill and intangibles.

UNAUDITED SUPPLEMENTAL PRO FORMA RESULTS OF OPERATIONS
The following table presents unaudited pro forma revenue, loss and loss per share as if the Company had acquired Tradevision, Centricity, TranSettlements and Neomodal effective February 1, 2001 and February 1, 2000:

=======================================================================
                             Year Ended      January 31,     January 31,
                                                2002            2001
                                             ----------      ----------
Revenue                                          87,140          79,815
Loss                                            (61,280)        (45,931)
Loss per share                                    (1.18)          (0.97)



                                             THE DESCARTES SYSTEMS GROUP INC. 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars, except per share amounts; US GAAP)


ACQUISITIONS COMPLETED IN THE YEAR ENDED JANUARY 31, 2001
During the year ended January 31, 2001, the Company acquired the businesses, set out in the table below, which have been accounted for using the purchase method:

=======================================================================================
                                                TSV          TraffiCop      E-Transport
                                             ----------      ----------     -----------
Purchase price including acquisition costs       51,480          16,042          82,310
Allocated to:
In-process research and development                   -               -          19,033
Assembled workforce                                 663               -           2,275
Customer agreements and relationships             5,979               -           7,123
Non-compete covenants                               602               -               -
Existing technology                               1,765               -               -
Trade names                                         998               -           5,607
Goodwill                                         39,547          16,042          47,987
Other net assets                                  1,926               -             285
                                             ----------      ----------      ----------
                                                 51,480          16,042          82,310
                                             ==========      ==========      ==========

     In December 2000, in connection with the acquisition of the transportation services vertical ("TSV") of BCE Emergis Inc., the Company paid cash totaling approximately $16.4 million (excluding acquisition costs), issued 1,388,000 shares valued at $32 million in a private placement and granted 25,850 stock options. As at January 31, 2002, 13,250 stock options were outstanding, of which 2,650 were exercisable.
     In November 2000, the Company issued 549,933 common shares in a private placement, valued at approximately $15.6 million, to acquire 100 percent of the outstanding shares of TraffiCop, Inc., an e-commerce shipping and logistics service provider.
     In February 2000, the Company issued 2,231,336 common shares in a private placement and granted 146,070 stock options, valued collectively at approximately $80 million, in exchange for 100 percent of the outstanding shares of E-Transport Incorporated, a privately held Pittsburgh, Pennsylvaniabased company specializing in hosted software and logistics exchange solutions for the multimodal ocean transportation markets. As at January 31, 2002, 28,628 stock options issued on the acquisition remained outstanding, of which 23,971 options were exercisable.
     The Company received an independent appraisal of the acquired tangible assets, which indicated that $19.0 million of such assets consisted of in-process research and development. The value allocated to in-process research and development reflected the present value of the projected revenues likely to be generated upon completion of the projects and the beginnings of commercial sale, the related operating expenses and the cost to complete the project. A discount factor of 20 percent was applied, which reflected the time value of invested capital as well as the related technological and market risks. In the opinion of management and the appraiser, the acquired in-process research and development had not reached technological feasibility as of the acquisition date and, other than its intended use, had no alternative future uses. Accordingly, the Company recorded a charge of $19.0 million in the first quarter of the year ended January 31, 2002.
     In April 2000, the Company announced the completion of a transaction for the creation of DSD Solutions Inc. (subsequently renamed Endgame Systems Inc.), a new, privately held direct store delivery ("DSD") solutions vendor focused on providing enterprise software and services to the DSD marketplace. Under the terms of the deal, the Company contributed its DSD-focused technology and certain customer contracts, together with approximately 160 employees who joined DSD Solutions. In exchange, the Company received approximately $9 million, an ongoing royalty on sales of the transferred technology, an approximate 20 percent interest in DSD Solutions and an option to acquire an additional 20 percent. The principal behind DSD Solutions is a shareholder and former director of the Company.


46 THE DESCARTES SYSTEMS GROUP INC.

4. LONG-TERM INVESTMENTS
In December 2000, the Company acquired a minority position in Sameday.com, Inc. for a cash consideration of $2.5 million. Sameday provides Internetbased supply chain management technology. In November 2000, in connection with the acquisition of TraffiCop, the Company made a commitment to invest $3.0 million in two companies that were spun off from TraffiCop. As at January 31, 2002, the entire committed amount has been invested in these companies. In September 2000, the Company invested $2.5 million in Maptuit Corporation by way of $0.5 million in cash and the issuance of 39,526 shares valued at $2.0 million. Maptuit is a provider of wireline and wireless Internet-based location services for maps, directions and points of interest. In June 2000, in conjunction with the licensing of its DeliveryNet solutions to LM Solutions, the Company took a minority position in LM Solutions valued at $5.0 million. LM Solutions is an online food retailer based in the United Kingdom. During the quarter ended April 30, 2001, management conducted a review of the carrying value of the long-term investments and as a result recorded a provision of $9.8 million against the carrying values of certain of these long-term investments, which were considered to be permanently impaired. The impairment resulted from the general market conditions for the technology industry and delays in achieving pre-established product development and revenue growth targets by certain of these investees.

5. MONETARY ASSETS

CASH AND CASH EQUIVALENTS
Cash and cash equivalents represent cash, short-term deposits and investments in marketable debt securities with remaining term to maturity of three months or less at the end of each fiscal year. Marketable debt securities represent cash invested in highly liquid investment-grade corporate bonds and commercial paper which are carried at amortized cost and are intended to be held to maturity.

=======================================================================================================
                                                             January 31,                     January 31,
                                                                2002                            2001
                                              Yield to                        Yield to
                                              Maturity         Amount         Maturity         Amount
                                             ----------      ----------      ----------      ----------
Cash and short-term deposits                  nil to 2%          11,137     nil to 6.25%         13,064
Commercial paper                          2.21% to 2.45%         24,964               -               -
Corporate bonds                                       -               -   5.32% to 6.39%         49,874
                                          -------------      ----------   -------------      ----------
                                                                 36,101                          62,938
                                                             ==========                      ==========

SHORT-TERM INVESTMENTS IN MARKETABLE DEBT SECURITIES
Short-term investments in marketable debt securities include investments with remaining term to maturity of greater than three months but less than one year at the end of each fiscal year. These investments are stated at amortized cost and are intended to be held to maturity.

=======================================================================================================
                                                             January 31,                     January 31,
                                                                2002                            2001
                                              Yield to                        Yield to
                                              Maturity         Amount         Maturity         Amount
                                             ----------      ----------      ----------      ----------
Commercial paper                                      -               -   5.75% to 6.61%         75,251
Corporate bonds                           1.52% to 4.34%         82,485   5.38% to 7.21%         83,736
Managed yield mutual funds                            -               -            6.00%         10,000
                                          -------------      ----------   -------------      ----------
                                                                 82,485                         168,987
                                                             ==========                      ==========


                                             47 THE DESCARTES SYSTEMS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

LONG-TERM INVESTMENTS IN MARKETABLE DEBT SECURITIES
Long-term investments in marketable debt securities include investments with remaining term to maturity of greater than twelve months at the end of each fiscal year. These investments are stated at amortized cost and are intended to be held to maturity.

=======================================================================================================
                                                             January 31,                     January 31,
                                                                2002                            2001
                                              Yield to                        Yield to
                                              Maturity         Amount         Maturity         Amount
                                             ----------      ----------      ----------      ----------
Corporate bonds                           2.27% to 5.15%         82,444               -               -
                                          =============      ==========      ==========      ==========

TRADE RECEIVABLES
Trade receivables are net of an allowance for doubtful accounts of $3.2 million (January 31, 2001 - $1.9 million).

6. CAPITAL ASSETS
=======================================================================
                                             January 31,     January 31,
                                                2002            2001
                                             ----------      ----------
Cost
  Computer equipment and purchased software      16,705           9,456
  Furniture and fixtures                          2,938           1,242
  Leasehold improvements                          1,935           1,956
                                             ----------      ----------
                                                 21,578          12,654
                                             ----------      ----------
Accumulated depreciation
  Computer equipment and purchased software       9,407           4,743
  Furniture and fixtures                          1,135             267
  Leasehold improvements                            776             499
                                             ----------      ----------
                                                 11,317           5,509
                                             ----------      ----------
                                                 10,261           7,145
                                             ==========      ==========

7. INTANGIBLE ASSETS
=======================================================================
                                             January 31,     January 31,
                                                2002            2001
                                             ----------      ----------
Cost
  Goodwill                                      135,662         109,299
  Assembled workforce                             5,486           3,395
  Customer agreements and relationships          23,902          13,102
  Non-compete covenants                           1,162             602
  Existing technology                            14,006           2,623
  Trade names                                    10,096           6,605
                                             ----------      ----------
                                                190,314         135,626
                                             ----------      ----------
Accumulated amortization
  Goodwill                                       36,079          12,517
  Assembled workforce                             1,613             654
  Customer agreements and relationships           5,466           1,406
  Non-compete covenants                             205              10
  Existing technology                             2,366             442
  Trade names                                     3,162           1,302
                                             ----------      ----------
                                                 48,891          16,331
                                             ----------      ----------
                                                141,423         119,295
                                             ==========      ==========
48 THE DESCARTES SYSTEMS GROUP INC.

8. BANK INDEBTEDNESS

The Company has an operating line of credit of Canadian $3.5 million ($2.2 million) in Canada. Borrowings under this facility bear interest at prime (3.75 percent per annum at January 31, 2002), are due on demand and are secured by a general assignment of inventory and accounts receivable.
     A US subsidiary of the Company has an operating line of credit of $3.5 million with a Canadian chartered bank. Borrowings under this facility bear interest at prime plus 1 percent per annum (5.75 percent per annum at January 31, 2002), are due on demand and are secured by a guarantee of the Company. As at January 31, 2002, the Company had issued a letter of credit with a balance outstanding of $1.1 million, which reduced the available operating line of credit by a corresponding amount.
     A Netherlands subsidiary of the Company has an operating line of credit of Guilders 1.3 million ($0.6 million) with a Netherlands chartered bank. Borrowings under this facility bear interest at prime plus 2 percent per annum (6 percent per annum at January 31, 2002), are due on demand and are secured by a guarantee of the Company and its Canadian bankers.
     As at January 31, 2002, there were no balances outstanding under the Company's operating lines of credit. The prime rate used to determine interest charges on each line of credit is the prime rate of the lender in the country of borrowing.

9. RESTRUCTURING COST
On August 2, 2001, due to the deterioration of global economic conditions, the Company announced its intention to implement a restructuring plan to lower the overall operating cost structure. The restructuring plan included a worldwide workforce reduction and the consolidation of excess office facilities.
     The workforce reduction program involved the reduction of 70 positions, or 10 percent of the Company's workforce, across all business functions and geographic locations. The Company recorded a workforce reduction charge of $2.1 million related to severance and other payroll benefits of which $1.7 million has been paid as of January 31, 2002.
     The Company recorded a restructuring charge of $1.9 million relating to the consolidation of excess office facilities and equipment. The closure or consolidation of office facilities comprised lease termination and non-cancellable lease costs as well as the write-off of redundant assets.
     The Company expects to complete its restructuring plan during fiscal 2003. The activities of the restructuring plan are summarized as follows:

=========================================================================================================
                                                                                            Restructuring
                                                                                             Liabilities
                                                              Non-Cash                      as at January
                                           Total Charge        Charges     Cash Payments      31, 2002
                                           ------------      ----------    -------------    -------------
Workforce reduction                               2,058               -          (1,729)            329
Consolidation of excess facilities and
  equipment                                       1,926             (59)           (394)          1,473
                                             ----------      ----------      ----------      ----------
Total                                             3,984             (59)         (2,123)          1,802
                                             ==========      ==========      ==========      ==========

10. CONVERTIBLE DEBENTURES
On June 30, 2000, the Company issued $75 million aggregate principal amount of
5.50 percent convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was qualified by a short form prospectus dated June 26, 2000. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30 and December 30 of each year, the first payment having been made on December 30, 2000. Issuance costs of $3.5 million are shown as deferred charges on the balance sheet and are being amortized to interest expense over the term of the debentures.
     Each debenture is convertible at the option of the holder into common shares at any time prior to June 30, 2003 at a price of $35 per share. The debentures are not redeemable prior to June 30, 2003. Subsequent to June 30, 2003, the debentures may be redeemed at the option of the Company, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125 percent of the conversion price. The Company may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95 percent of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption date.


                                             THE DESCARTES SYSTEMS GROUP INC. 49

Notes to Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

     On December 28, 2001, the Company purchased for cancellation $1.5 million principal amount of its convertible debentures over the Toronto Stock Exchange under a normal course issuer bid. This resulted in an extraordinary gain of $0.4 million, or 1 cent per share.

11. SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares. At January 31, 2002, there were 52,229,333 common shares issued and fully paid (2001 - 48,803,064). The following provides a summary of the significant share capital transactions which occurred during the fiscal years indicated:

YEAR ENDED JANUARY 31, 2002
On July 2, 2001, the Company issued 1,311,205 common shares, valued at $17.09 per share, to acquire all of the outstanding shares of Centricity, Inc. (Note
3).
     On June 20, 2001, the Company issued 1,534,964 common shares, valued at $15.15 per share, to acquire all of the outstanding shares of TranSettlements, Inc. (Note 3).
     On May 11, 2001, the Company issued 50,030 common shares, valued at $20 per share, to purchase certain assets of NeoModal.com L.L.C. (Note 3).

YEAR ENDED JANUARY 31, 2001
On December 21, 2000, the Company issued 1,388,000 common shares, valued at $23.07 per share, to acquire the transportation services vertical of BCE Emergis Inc. (Note 3).
     On November 21, 2000, the Company issued 549,933 common shares, valued at $28.37 per share, for all of the outstanding shares of TraffiCop, Inc. (Note 3).
     On October 24, 2000, the Company issued 3,000,000 common shares in a public offering conducted in Canada at a price of Canadian $64.00 per share, the issuance of which was qualified by a short form prospectus dated October 17, 2000. Proceeds of the offering were $120.7 million net of issuance costs of $6.1 million.
     On September 27, 2000, the Company issued 39,526 common shares, valued at $50.60 per share, as an investment in Maptuit Corporation (Note 4).
     On February 29, 2000, the Company issued 2,231,336 common shares, valued at $33.65 per share, to acquire all of the outstanding shares of E-Transport Incorporated (Note 3).

YEAR ENDED JANUARY 31, 2000
On January 10, 2000, the Company issued 3,000,000 common shares in a public offering in Canada at a price of $13.73 per share, the issuance of which was qualified by a short form prospectus dated December 30, 1999. Proceeds of the offering were $38.8 million, net of issuance costs of $2.4 million.
     On January 10, 2000, the Company issued 450,000 common shares upon the exercise of an over-allotment option granted to the underwriters at the price to public of $13.73 per share. The options were granted in connection with the Company's public offering on January 10, 2000. Proceeds from the transaction were $5.9 million.
     On October 18, 1999, the Company issued 145,454 shares in settlement of an account payable of $0.7 million.
     On February 2, 1999, the Company issued 375,000 common shares upon the exercise of an over-allotment option granted to the underwriters at the price to public of $7.50 per share. The options were granted in connection with the Company's public offering on January 26, 1999. Proceeds from the transaction were $2.6 million.



50 THE DESCARTES SYSTEMS GROUP INC.

12. STOCK OPTION PLAN
During the year ended January 31, 1997, the Board of Directors of the Company adopted The Descartes Systems Group Inc. Stock Option Plan (the "Option Plan") applicable to the Company's directors, officers, employees and service providers. Under the Option Plan, 1,228,603 common shares were authorized to be granted. In June 1998 and June 2000, the Company's shareholders increased the number of common shares authorized for issuance under the Option Plan to 6,000,000 and 8,654,787, respectively. Pursuant to the Stock Option Plan, the exercise price of each option is denominated in Canadian dollars and is the greater of the closing sale price for board lots of common shares on the Toronto Stock Exchange and Nasdaq National Market on the first business day immediately preceding the day on which the exercise price is to be determined on which at least one board lot was traded. The term of any option may not exceed ten years. On termination of an employee for cause or on removal of a director prior to the end of such director's term, all options, whether vested or not, immediately terminate. Where the service of an employee has been terminated, other than a termination due to cause or on removal of a director prior to the end of such director's term, all options which have not then vested expire immediately upon termination and all options which have vested as of the date of termination may be exercised at any time up to and including the date six months after the date of termination or non re-election.
     A summary of the activity in the Option Plan for the three years ended January 31, 2002 is set forth below (exercise prices are translated to US dollars at the exchange rate in effect on January 31, 2002):

=========================================================================================
                                              Shares                          Weighted
                                             Available        Number of        Average
                                             for Grant         Shares      Exercise Price
                                             ----------      ----------    --------------
Balance at January 31, 1999                   2,026,823       3,915,620            4.47
  Granted                                      (877,619)        877,619            7.72
  Forfeited                                     415,133        (415,133)           4.36
  Exercised                                                    (398,632)           3.79
                                             ----------      ----------    --------------
Balance at January 31, 2000                   1,564,337       3,979,474            5.27
  Authorized                                  2,654,787
  Granted                                    (1,052,112)      1,052,112           27.10
  Forfeited                                     661,031        (661,031)          10.12
  Exercised                                                  (1,135,258)           4.99
                                             ----------      ----------    --------------
Balance at January 31, 2001                   3,828,043       3,235,297           11.47
  Granted                                    (1,154,791)      1,154,791            9.71
  Forfeited                                     225,346        (225,346)          14.26
  Exercised                                                    (520,297)           4.51
                                             ----------      ----------    --------------
BALANCE AT JANUARY 31, 2002                   2,898,598       3,644,445           11.71
                                             ==========      ==========    ==============
Exercisable at January 31, 2000                               1,596,559            4.35
Exercisable at January 31, 2001                               1,574,514            7.35
EXERCISABLE AT JANUARY 31, 2002                               2,032,182           11.08
                                             ==========      ==========    ==============


                                             THE DESCARTES SYSTEMS GROUP INC. 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

     The following table summarizes information concerning currently outstanding options at January 31, 2002:

=========================================================================================================================
                                                          Weighted Average
                                             Number of       Remaining       Weighted         Number of      Weighted
                                              Options        Contractual      Average          Options        Average
Range of Exercise Prices                    Outstanding     Life (years)   Exercise Price    Exercisable   Exercise Price
------------------------                    -----------     ------------   --------------    -----------   --------------
2.30 - 6.21                                   1,838,460            4.11            4.97       1,176,676            5.13
6.90 - 16.73                                    950,408            6.08           11.04         380,739           10.30
22.68 - 28.35                                   675,430            5.23           25.07         397,156           25.13
32.45 - 35.78                                   180,147            5.35           33.87          77,611           33.13
                                             ----------                                      ----------
                                              3,644,445                                       2,032,182
                                             ==========                                      ==========

     In addition to the Company's Option Plan, Descartes has, with the consent of the Board of Directors of the Company, assumed or adopted various stock option plans or granted stock options in connection with acquisitions completed in the two fiscal years ended January 31, 2002 (Note 3). Under these stock option plans or option grants, the Company assumed or granted options to purchase 761,636 common shares of the Company. As at January 31, 2002, options to purchase 588,890 common shares were outstanding, of which options to purchase 92,157 common shares were exercisable.

13. STOCK-BASED COMPENSATION
The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB29"), and complies with the disclosure provisions of the Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Standard requires disclosure of pro forma loss and loss per share as if the Company had accounted for its stock-based compensation under the fair value method prescribed in SFAS
123. Under SFAS 123, the fair value of stock options granted is to be amortized as compensation cost over the vesting period.
     The following assumptions were made in determining the fair value of stock options at the grant dates using a Black-Scholes option pricing model:

=======================================================================================================
Assumption                                   Year Ended      January 31,     January 31,     January 31,
                                                                2002            2001            2000
                                                             ----------      ----------      ----------
Volatility factor of expected market
  price of the Company's stock                                    108.0%          101.0%          118.0%
Dividend yield                                                      0.0%            0.0%            0.0%
Weighted average expected life of stock
  options (years)                                                   4.4             4.2             5.1
Risk-free interest rate                                             4.6%            6.4%            5.9%
                                                             ==========      ==========      ==========

     If compensation cost for stock options had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS 123, the Company's loss and loss per share would have been adjusted to the pro forma amounts indicated below:

=======================================================================================================
                                             Year Ended      January 31,     January 31,     January 31,
                                                                2002            2001            2000
                                                             ----------      ----------      ----------
Loss
  As reported                                                   (58,718)        (31,626)        (21,769)
  Pro forma                                                     (67,740)        (40,286)        (24,829)
Loss per share, basic and diluted
  As reported                                                     (1.15)          (0.72)          (0.59)
  Pro forma                                                       (1.33)          (0.91)          (0.68)
                                                             ==========      ==========      ==========

     The weighted average fair value for stock options granted during the years ended January 31, 2002, 2001 and 2000 was $7.32, $24.32 and $6.75, respectively.


52 THE DESCARTES SYSTEMS GROUP INC. US GAAP

14. INCOME TAXES
The components of the net deferred tax asset (liability) are as follows:

=======================================================================================================
                                             Year Ended      January 31,     January 31,     January 31,
                                                                2002            2001            2000
                                                             ----------      ----------      ----------
Deferred income tax liabilities
  Merger restructuring costs                                          -               -          (1,001)
                                                             ----------      ----------      ----------
                                                                      -               -          (1,001)
                                                             ----------      ----------      ----------
Deferred income tax assets
  Accruals not currently deductible                               2,742           4,508             487
  Accumulated net operating losses
    Canada                                                        2,049           2,128           4,529
    United States                                                32,593          23,911           9,378
    Europe                                                        3,472           3,289             116
    Asia                                                          1,386             906             306
Difference between tax and accounting basis of
  capital assets                                                  4,411           7,531           1,047
Write-down of assets not currently deductible                     6,359               -               -
Research and development tax credits and expenses                 3,894           2,267           1,716
Share issuance costs                                              1,738           4,822           2,228
                                                             ----------      ----------      ----------
                                                                 58,644          49,362          19,807
                                                             ----------      ----------      ----------
  Net deferred tax asset                                         58,644          49,362          18,806
  Valuation allowance                                           (58,644)        (49,362)        (18,806)
                                                             ----------      ----------      ----------
Deferred tax asset, net of valuation allowance                        -               -               -
                                                             ==========      ==========      ==========

     The provision for income taxes varies from the expected provision at the statutory rates for the following reasons:

=======================================================================================================
                                             Year Ended      January 31,     January 31,     January 31,
                                                                2002            2001            2000
                                                             ----------      ----------      ----------

Combined basic Canadian statutory rates                            41.4%           43.7%           44.6%
                                                             ----------      ----------      ----------
Recovery of income taxes based on the above rates               (24,422)        (13,698)         (9,709)
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles      19,950           9,330             702
Effect of differences between Canadian and foreign tax rates        603             563               -
Application of loss carryforwards                                  (797)         (2,601)              -
Non-recognition of loss carryforwards                             4,228           6,406           9,007
Other                                                               516             310               -
                                                             ----------      ----------      ----------
Provision for income taxes                                           78             310               -
                                                             ==========      ==========      ==========






                                             THE DESCARTES SYSTEMS GROUP INC. 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

     The Company and its subsidiaries have combined income tax loss carryforwards of approximately $110.9 million which expire as follows:
================================================================================
Expiry Year             Canada     United States     Europe      Asia     Total
--------------------------------------------------------------------------------
2003                        -              -           153         -        153
2004                        -              -           231         -        231
2005                        -              -           317         -        317
2006                        -              -           295         -        295
2007                    3,559          1,818             -         -      5,377
2008                      570          3,222             -         -      3,792
2009                    1,112          3,921             -         -      5,033
2010                        -          4,298             -         -      4,298
2011                        -          7,263             -         -      7,263
2012                        -          6,048             -         -      6,048
2018                        -          3,732             -         -      3,732
2019                        -         19,362             -         -     19,362
2020                        -         24,937             -         -     24,937
2021                        -          4,208             -         -      4,208
2022                        -          6,312             -         -      6,312
Indefinite              4,765              -         9,929     4,809     19,503
                      -------        -------       -------   -------    -------
                       10,006         85,121        10,925     4,809    110,861
                      =======        =======       =======   =======    =======

     The potential benefit of income tax loss carryforwards has not been recognized in the financial statements.

15. LOSS PER SHARE
Basic and diluted loss per share amounts were calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under the stock option plan and the conversion privilege on the debentures were excluded in the diluted loss per share calculation as their inclusion would have been antidilutive.

16. COMMITMENTS
The Company is committed under non-cancellable operating leases for business premises and computer equipment with terms expiring at various dates through 2009. The future minimum amounts payable under the lease agreements are as follows:
================================================================================
2003                                                                   4,059
2004                                                                   3,250
2005                                                                   2,179
2006                                                                   1,298
2007                                                                     858
2008 and thereafter                                                      445
                                                                     -------
                                                                      12,089
                                                                     =======

17. FINANCIAL INSTRUMENTS
FAIR VALUE OF FINANCIAL INSTRUMENTS
Financial instruments are comprised of cash and cash equivalents, short-term and long-term marketable debt securities, accounts receivable, accounts payable and accrued liabilities, long-term investments, and convertible debentures.



54 THE DESCARTES SYSTEMS GROUP INC.

     The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate book values because of the short-term maturities of these instruments.
     As at January 31, 2002, the quoted market values of the Company's short- and long-term investments in marketable debt securities were $82.4 million and $83.4 million, respectively.
     In the opinion of management, the carrying value of the Company's long-term minority position investments in certain private companies, net of impairment allowances, approximated fair values at January 31, 2002.
     The fair value of convertible debentures, based on quoted market prices as at January 31, 2002 on the Toronto Stock Exchange, was $54.4 million.

FOREIGN EXCHANGE RISK
The Company is exposed to foreign exchange risk in that substantially all the Company's revenues are denominated in US dollars while approximately 50 percent of the Company's expenditures are denominated in other currencies.

INTEREST RATE RISK
The Company is exposed to reductions in interest rates, which could adversely impact expected returns from the Company's reinvestment of corporate funds in marketable debt securities upon maturity of such instruments. Credit risk The Company is exposed to credit risk through investments in marketable debt securities and accounts receivable. The Company holds its investments with reputable financial institutions and in highly liquid and high-quality, investment grade financial instruments. Accounts receivable credit risk is mitigated by the Company's large customer base and the dispersion of customers among industries and geographic locations.

18. SEGMENTED INFORMATION
The Company operates in one business segment providing logistics solutions, including integrated software applications and network services.

The following provides the Company's information regarding geographic areas of operations:

=======================================================================================================
                                             Year Ended      January 31,     January 31,     January 31,
                                                                2002            2001            2000
                                                             ----------      ----------      ----------
Revenues
  North and Latin America                                        55,328          45,581          33,955
  Europe                                                         17,716          12,023           6,541
  Asia                                                            6,478           9,045           3,169
                                                             ----------      ----------      ----------
                                                                 79,522          66,649          43,665
                                                             ==========      ==========      ==========

     Revenues are attributed to individual regions based on location of customers' operations.
=======================================================================================================
                                                             Year Ended      January 31,     January 31,
                                                                                2002            2001
                                                                             ----------      ----------
Total long-lived assets
  North and Latin America                                                       144,991         122,002
  Europe                                                                          6,381           4,213
  Asia                                                                              312             225
                                                                             ----------      ----------
                                                                                151,684         126,440
                                                                             ==========      ==========

     Long-lived assets represent capital and intangible assets that are attributed to individual geographic segments.


                                             THE DESCARTES SYSTEMS GROUP INC. 55

BOARD OF                              EXECUTIVE
DIRECTORS                             OFFICERS

PETER SCHWARTZ                        PETER SCHWARTZ
Chairman of the Board and             Chairman of the Board and
Co-Chief Executive Officer,           Co-Chief Executive Officer
The Descartes Systems Group Inc.
                                      WILLEM GALLE
JOHN ALBRIGHT                         Vice-Chairman
President,
J.L. Albright Venture Partners Inc.   MANUEL PIETRA
                                      Co-Chief Executive Officer and
JAMES BALSILLIE                       President
Chairman and Co-Chief Executive
Officer,                              COLLEY CLARKE
Research In Motion Limited            Executive Vice President, Finance
                                      and Chief Financial Officer
CHRISTOPHER HEWAT
Partner,                              PAUL LAUFERT
Blake, Cassels & Graydon LLP          Executive Vice President,
                                      Corporate Development and
STEPHEN WATT                          Corporate Secretary
Professor and Chairman,
Department of Computer Science,       ART MESHER
University of Western Ontario         Executive Vice President,
                                      Corporate Strategy and Business
                                      Development

                                      MEL STEINKE
                                      President, Customer and Network
                                      Operations

CORPORATE INFORMATION
ANNUAL SHAREHOLDERS MEETING           TRANSFER AGENTS                    INDEPENDENT AUDITORS
The annual meeting of                 Computershare Trust Company        Deloitte & Touche LLP
shareholders will be held on          of Canada                          55 King Street West, Suite 700
Tuesday, July 9, 2002 at              100 University Avenue              Kitchener, Ontario
4:30 p.m. at the Design Exchange,     Toronto, Ontario M5J 2Y1           N2G 4W1
Toronto Dominion Centre,              North America: (800) 663-9097      (519) 576-0880
234 Bay Street, Toronto, Canada.      International: (416) 981-9633
Shareholders of record as of                                             INVESTOR INQUIRIES
June 4, 2002 shall be entitled        Computershare Trust Company        Investor Relations
to vote. All shareholders are         12039 West Alameda Parkway         The Descartes Systems Group Inc.
invited to attend.                    Suite Z-2 Lakewood, Colorado       120 Randall Drive
                                      80228 USA                          Waterloo, Ontario
STOCK INFORMATION                     International: (303) 986-5400      N2V 1C6
The Company's common stock                                               (519) 746-8110
has traded on the Toronto Stock                                          (800) 419-8495
Exchange under the symbol DSG                                            E-mail: investor@descartes.com
since its initial public offering                                        www.descartes.com
on January 21, 1998 and on
the Nasdaq National Market under
the symbol DSGX since January
27, 1999.

CORPORATE OFFICES

NORTH AMERICAN OPERATIONS          Centricity                         EUROPEAN OFFICES                 ASIA, AUSTRALIA, AND THE
Corporate Headquarters             - A Subsidiary of Descartes        REGIONAL HEADQUARTERS            PACIFIC RIM
Descartes Systems Group            700 Galleria Pkwy., Suite 450      Descartes Systems Europe         REGIONAL HEADQUARTERS
120 Randall Drive                  Atlanta, GA 30339 USA              Rivium Eerste Straat 43-45       Descartes Asia-Pacific
Waterloo, Ontario                  Tel: (770) 226-8889                2909 LE Capelle aan den IJssel   HWT Tower, Level 23
N2V 1C6 Canada                     Fax: (770) 226-9379                The Netherlands                  40 City Road
Tel: (519) 746-8110                                                   Tel: +31 (0)10 447 87 44         Southgate, Victoria 3006
Toll Free: (800) 419-8495          PENNSYLVANIA                       Fax: +31 (0)10 447 87 88         Australia
Fax: (519) 747-0082                E-Transport                                                         Tel: +61 (3) 9674 0427
                                   - A Subsidiary of Descartes        FRANCE                           Fax: +61 (3) 9674 7208
UNITED STATES REGIONAL OFFICES     200 Hightower Boulevard            Descartes Systems France Sarl
CALIFORNIA                         Pittsburgh, PA 15205-1123 USA      120, rue Jean Jaures             CHINA
Descartes Systems Group            Tel: (412) 788-2466                92 300 Levallois Perret          Greater China Regional Office
5959 W. Century Boulevard          Toll Free: (800) 394-0020          France                           12 Ice House Street
Suite 914                          Fax: (412) 788-4821                Tel: 0033 (0)1 70 98 78 22       Central, Hong Kong, China
Los Angeles, CA 90045 USA                                             Fax: 0033 (0)1 70 98 78 23       Fax: +852 3101 7935
Tel: (310) 337-0447                VIRGINIA
Fax: (310) 337-0575                Descartes Systems Group            SWEDEN                           JAPAN
Descartes Systems Group            Regional Headquarters              Tradevision AB                   Park West Building, Level 11
4445 Eastgate Mall, 2nd Floor      1410 Spring Hill Road, Suite 200   Gavlegatan 18 C                  6-12-1 Nishi Shinjuku,
San Diego, CA 92121 USA            McLean, VA 22102-3008 USA          SE-113 30 Stockholm              Shinjuku-ku
Tel: (858) 812-5839                Tel: (703) 790-8300                Sweden                           Tokyo 160-0023 Japan
Fax: (858) 812-3384                Toll Free: (888) 762-3746          Tel: +46 (0) 8 508 882 00        Tel: +81 (3) 5325-3373
                                   Fax: (703) 790-8333                Fax: +46 (0) 8 508 882 05        Fax: +81 (3) 5325-3131
GEORGIA
TranSettlements                                                       UNITED KINGDOM
- A Subsidiary of Descartes                                           Descartes Systems UK
1745 Phoenix Blvd., Suite 470                                         Park House, 14 Kirtley Drive
Atlanta, GA 30349-5534 USA                                            Castle Marina
Tel: (770) 996-8109                                                   Nottingham, NG7 ILQ
Toll Free: (800) 432-6428                                             United Kingdom
                                                                      Tel: +44 (0)115-9241414
                                                                      Fax: +44 (0)115-9474677

SOUTH ASIA REGIONAL OFFICE            INTERNATIONAL DISTRIBUTORS
Descartes Systems Group               Argentina        Malaysia
7 Temasek Boulevard                   Brazil           Mexico
44-01 Suntec Tower One                Colombia         Peru
038987 Singapore                      Denmark          Philippines
Tel: +65 430 6770                     Ecuador          Portugal
Fax: +65 (235) 3229                   Greece           Singapore
                                      Hong Kong        South Africa
SOUTH KOREA                           Indonesia        South Korea
Descartes Systems Group               Israel           Spain
Bojun Building, West Annex 84         Italy            Thailand
70-7 Nonhyun-dong kangnam-ku          Japan            United Arab Emirates
Seoul 135-010 South Korea
Tel: +(822) 6249-4944
Fax: +(822) 548-3807


56 THE DESCARTES SYSTEMS GROUP INC.

Printed in Canada

The Descartes Systems Group Inc.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone: (519) 746-8110
(800) 419-8495
Fax: (519) 747-0082

www.descartes.com







The Descartes Systems Group Inc. (Nasdaq: DSGX) (TSX: DSG) is a trusted provider of logistics management technology. In over 60 countries, Descartes' leading logistics solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations. For more information, visit www.descartes.com.

The preceding icons, Descartes, and the Descartes logo are registered trademarks of The Descartes Systems Group Inc., an Ontario, Canada corporation, or one of its affiliates.

All other trademarks identified in this publication are the property of their respective owners.
All material, Copyright 2002, The Descartes Systems Group Inc.



The Descartes Systems Group Inc. 2002 Annual Report